45



07022233

82- SUBMISSIONS FACING SHEET

Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME *Public Power Corp S.A*

*CURRENT ADDRESS

PROCESSED

APR 1 6 2007

**FORMER NAME

THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- *34707*

FISCAL YEAR *12-31-06*

* Complete for initial submissions only   ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B   (INITIAL FILING) ☐

12G32BR   (REINSTATEMENT) ☐

DEF 14A   (PROXY) ☐

AR/S   (ANNUAL REPORT) ☑

SUPPL   (OTHER) ☐

OICF/BY:

DATE : 4/2/07




PUBLIC POWER CORPORATION S.A.

AR/S
12-31-06

Consolidated and Separate
Financial Statements

December 31, 2006

In accordance with
International Financial Reporting Standards
adopted by the European Union

The attached separate and consolidated financial statements have been approved by the Board of Directors of Public Power Corporation S.A. March 27, 2007 and they are available on the web site of Public Power Corporation S.A. at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	XENOPHON A. PRINOS

INDEX TO THE FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT 1
STATEMENTS OF INCOME 3
BALANCE SHEETS 4
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY 5
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY 6
STATEMENTS OF CASH FLOWS...7
NOTES TO THE FINANCIAL STATEMENTS...8
1.   CORPORATE INFORMATION...8
2.   LEGAL FRAMEWORK 8
3.   BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES 12
3.1. BASIS OF PREPARATION 12
3.2. CHANGES IN ACCOUNTING POLICIES..14
3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE...........................15
3.4. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES...17
3.5. PRINCIPAL ACCOUNTING POLICIES 18
4.   REVENUES 28
5.   PAYROLL COST..28
6.   DEPRECIATION AND AMORTIZATION..28
7.   FINANCIAL EXPENSES 29
8.   FINANCIAL INCOME 29
9.   OTHER (INCOME) EXPENSE, NET 29
10.   INCOME TAXES (CURRENT AND DEFERRED)..30
11.   DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"...33
12.   PROPERTY, PLANT AND EQUIPMENT, NET..35
13.   INTANGIBLE ASSETS, NET 39
14.   INVESTMENTS IN SUBSIDIARIES 39
15.   INVESTMENTS IN JOINT VENTURES...40
16.   INVESTMENTS IN ASSOCIATES 41
17.   BALANCES AND TRANSACTIONS WITH RELATED PARTIES..42
18.   MATERIALS, SPARE PARTS AND SUPPLIES, NET...44
19.   TRADE RECEIVABLES, NET 45
20.   OTHER RECEIVABLES, NET 46
21.   AVAILABLE FOR SALE FINANCIAL ASSETS...47
22.   CASH AND CASH EQUIVALENTS 48
23.   SHARE CAPITAL 48
24.   LEGAL RESERVE 48
25.   OTHER RESERVES..49
26.   DIVIDENDS 49
27.   INTEREST BEARING LOANS AND BORROWINGS..50
28.   FINANCIAL INSTRUMENTS 52
29.   POST RETIREMENT BENEFITS..52
30.   PROVISIONS 53
31.   DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES 54
32.   OTHER NON – CURRENT LIABILITIES 55
33.   TRADE AND OTHER PAYABLES..56
34.   SHORT-TERM BORROWINGS 57
35.   ACCRUED AND OTHER CURRENT LIABILITIES..57
36.   COMMITMENTS AND CONTINGENCIES 58
37.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES 62
38.   OPERATING LEASE ARRANGEMENTS..64
39.   SUBSEQUENT EVENTS...64
40.   SEGMENT INFORMATION...65

INDEPENDENT AUDITORS' REPORT

To the shareholders of
Public Power Corporation S.A.:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Public Power Corporation S.A. ('the Company') and its subsidiaries ("the Group") and the Company's separate financial statements, which comprise the balance sheets of the Group and the Company as at December 31, 2006, and the income statements, statements of changes in equity and cash flow statements of the Group and the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated and Company's separate financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated and Company's separate financial statements based on our audit. Except as discussed in the following paragraph, we conducted our audit in accordance with the Greek Auditing Standards, which are based on International Standards of Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

As further discussed in Note 16 to the consolidated financial statements, the Group recognized the share of profit in one of its associates of Euro 9.2 million through the application of the equity method. This amount was determined by using unaudited financial information prepared under different accounting policies and methods than those applied by the Group. As a result, we are not in a position to assess whether the above amount is correctly determined.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary on the consolidated financial statements, had we been able to satisfy ourselves as to application of the equity method on one of the Group's associate, the consolidated and the Company's separate financial statements present fairly, in all material respects, the financial position of the Group and the Company as of December 31, 2006, and the financial performance and the cash flows of the Group and the Company for the year then ended in accordance with International Financial Reporting Standards that have been adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The Board of Directors' Report is consistent with the aforementioned consolidated and separate Company financial statements.

Athens, March 29, 2007

The Certified Auditor Accountants

Dimitris Constantinou   Vassilios Kaminaris
SOEL No. 16201   SOEL No. 20411

Ernst & Young (Hellas) S.A.
Certified Auditors Accountants
(SOEL No. 107)
11th Klm Nt Rd Athens Lamia
144 51 Metamorfosi

ΞII ERNST & YOUNG

PUBLIC POWER CORPORATION S.A.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Note	Group 2006	Group (restated) 2005	Company 2006	Company (restated) 2005
REVENUES:					
Revenue from energy sales	4	4,442,629	3,965,288	4,442,629	3,965,288
Other	4	344,774	325,572	344,774	325,572
		4,787,403	4,290,860	4,787,403	4,290,860
EXPENSES:					
Payroll cost	5	1,044,473	975,443	1,040,900	972,165
Lignite		705,745	678,898	705,745	678,898
Liquid Fuel		733,251	601,329	733,251	601,329
Natural Gas		524,179	392,513	524,179	392,513
Depreciation and Amortization	6	495,795	484,614	490,474	479,352
Energy purchases		523,837	239,995	533,547	249,230
Materials and consumables		93,816	103,342	93,816	103,342
Transmission system usage	17	285,445	269,279	285,445	269,279
Utilities and maintenance		88,466	78,805	88,466	78,805
Third party fees		26,154	21,510	26,154	21,510
Emission allowances	36	13,789	12,603	13,789	12,603
Provision for risks		(1,868)	(397)	(1,868)	(397)
Provision for slow – moving materials	18	3,051	6,529	3,051	6,529
Allowance for doubtful balances		27,715	22,006	27,715	22,006
Actuarial Provision		5,782	3,080	5,782	3,080
Financial expenses	7	167,318	154,747	167,315	154,745
Financial income	8	(34,308)	(32,919)	(34,214)	(32,709)
Other (income) expenses, net	9	54,687	64,048	53,479	63,098
Reversal of impairment loss on associate		-	-	(37,032)	-
Impairment loss on subsidiaries		-	-	1,225	-
Share of (profit)/ loss of associates and joint ventures	15, 16	(2,120)	13,214	-	-
Foreign currency (gains) losses, net		(9,795)	6,719	(9,795)	6,719
PROFIT BEFORE TAX		41,991	195,502	75,979	208,763
Income tax expense	10	(19,907)	(65,751)	(26,767)	(62,954)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		22,084	129,751	49,212	145,809
Profit after tax from disposal group	11	-	-	215	152
PROFIT FOR THE YEAR		22,084	129,751	49,427	145,961
Earnings per share, basic and diluted		0,10	0,56	0,21	0,63
Weighted average number of shares		232,000,000	232,000,000	232,000,000	232,000,000

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.
BALANCE SHEETS
DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Note	Group 31/12/2006	Group (restated) 31/12/2005	Company 31/12/2006	Company (restated) 31/12/2005
ASSETS					
Non – Current Assets:					
Property, plant and equipment, net	12	11,224,946	11,175,439	11,168,136	11,175,434
Intangible assets, net	13	25,937	23,001	25,937	23,001
Investments in subsidiaries	14	-	-	65,574	65,098
Investments in joint ventures	15	17	-	30	-
Investments in associates	16	13,030	4,544	37,176	144
Other non- current assets		5,300	7,495	5,299	7,495
Total non-current assets		11,269,230	11,210,479	11,302,152	11,271,172
Current Assets:					
Materials, spare parts and supplies, net	18	602,520	557,834	602,031	557,834
Trade receivables, net	19	790,948	695,072	790,948	695,072
Other receivables, net	20	149,443	86,545	150,520	87,209
Income tax receivable		18,695	20,709	18,695	20,709
Other current assets		11,878	13,631	11,878	13,631
Available for sale financial assets	21	55,902	40,203	55,902	40,203
Cash and cash equivalents	22	35,537	38,176	31,535	29,351
Derivative asset	28	3,936	-	3,936	-
		1,668,859	1,452,170	1,665,445	1,444,009
Assets of disposal group classified as "held for sale"	11	-	-	57,296	-
Total Current Assets		1,668,859	1,452,170	1,722,741	1,444,009
Total Assets		12,938,089	12,662,649	13,024,893	12,715,181
EQUITY AND LIABILITIES					
EQUITY:					
Share capital	23	1,067,200	1,067,200	1,067,200	1,067,200
Share premium		106,679	106,679	106,679	106,679
Legal reserve	24	42,464	40,398	42,464	40,398
Revaluation surplus		4,175,422	4,175,422	4,175,422	4,175,422
Reversal of fixed assets' statutory revaluation surplus included in share capital	12	(947,342)	(947,342)	(947,342)	(947,342)
Other Reserves	25	246,017	256,265	246,017	256,265
Retained earnings		387,991	466,529	467,898	519,095
Total Equity		5,078,431	5,165,151	5,158,338	5,217,717
Non-Current Liabilities:					
Interest bearing loans and borrowings	27	2,695,987	3,197,083	2,695,834	3,197,083
Post retirement benefits	29	237,855	230,698	237,855	230,698
Provisions	30	203,560	206,734	203,560	206,734
Deferred tax liabilities	10	281,891	267,293	288,839	267,293
Deferred customers' contributions and subsidies	31	1,691,876	1,559,507	1,685,444	1,559,507
Other non-current liabilities	32	458,256	415,333	458,256	415,333
Total Non-Current Liabilities		5,569,425	5,876,648	5,569,788	5,876,648
Current Liabilities:					
Trade and other payables	33	939,846	803,264	939,795	803,230
Short – term borrowings	34	117,600	143,900	117,600	143,900
Current portion of interest bearing loans and borrowings	27	1,033,203	492,180	1,033,135	492,180
Derivative liability	28	-	13,827	-	13,827
Dividends payable	26	212	183	212	183
Accrued and other current liabilities	35	199,372	167,496	199,372	167,496
Total Current Liabilities		2,290,233	1,620,850	2,290,114	1,620,816
Liabilities directly associated with assets classified as "held for sale"	11	-	-	6,653	-
Total Liabilities and Equity		12,938,089	12,662,649	13,024,893	12,715,181

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Fixed Assets Statutory Revaluation Surplus	Other Reserves — Fair value reserve on available for sale financial assets	Other Reserves — Tax - free and Other Reserve	Other Reserves Total	Retained Earnings
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	573,812
Adjustments (note 3.1.e)	-	-	-	-	-	-	-	-	(37,665)
Balance, as revised, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	536,147
Application of IFRIC 1								-	18,949
Amendments of 2004 asset revaluation (note 12)				(17,056)					-
Revaluation surplus of machinery, technical works, transportation means, furniture and software (note 12)				1,403,590					-
Deferred tax on revaluation (note 12)				(356,752)					-
Fair value reserve on available for sale financial assets (note 21)						11,764		11,764	
Total income and expense for the year recognized directly in equity				1,029,782		11,764		11,764	
Net income for the year									129,751
Transfers			7,079				2,439	2,439	(9,518)
Dividends									(208,800)
Balance, as revised, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	466,529
Fair value reserve on available for sale financial assets (note 21)	-					7,192		7,192	-
Total income and expense for the year recognized directly in equity						7,192		7,192	-
Net income for the year									22,084
Transfers			2,066				(17,440)	(17,440)	15,374
Dividends									(116,000)
Other movements									4
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991

The accompanying notes are an integral part of these financial statements.

5

PUBLIC POWER CORPORATION S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Fixed Assets Statutory Revaluation Surplus	Other Reserves			Retained Earnings
						Fair value reserve on available for sale financial assets	Tax - free and Other Reserve	Other Reserves Total	
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	610,168
Adjustments (note 3.1.e)	-	-		-	-	-	-	-	(37,665)
Balance, as revised, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	572,503
Application of IFRIC 1				(17,056)					18,949
Amendments of 2004 asset revaluation (note 12)				-	-	-	-	-	-
Revaluation surplus of machinery, technical works, transportation means, furniture and software (note 12)				1,403,590					
Deferred tax on revaluation (note 12)				(356,752)					
Fair value reserve on available for sale financial assets (note 21)						11,764		11,764	
Total income and expense for the year recognized directly in equity				1,029,782		11,764		11,764	18,949
Net income for the year									145,961
Transfers			7,079				2,439	2,439	(9,518)
Dividends									(208,800)
Balance, as revised, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	519,095
Fair value reserve on available for sale financial assets (note 21)						7,192		7,192	
Total income and expense for the year recognized directly in equity						7,192		7,192	
Net income for the year									49,427
Dividends									(116,000)
Transfers			2,066				(17,440)	(17,440)	15,374
Other Movements									2
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	467,898

The accompanying notes are an integral part of these financial statements.

6

(All amounts in thousands of Euro, unless otherwise stated)

	Group		Company	
	2006	2005	2006	2005
Cash flows from operating activities				
Profit before tax from continuing operations	41,991	195,502	75,979	208,763
Profit before tax from disposal group	-	-	303	225
Adjustments:				
Depreciation and amortization (note 6, 12 and 13)	633,523	614,152	633,523	614,152
Amortization of customers' contributions and subsidies (note 6 and 31)	(56,908)	(50,688)	(56,908)	(50,688)
Devaluation of fixed assets (note 12)	-	12,767	-	12,767
Fair value gain of derivative instruments (note 28)	(17,763)	(14,648)	(17,763)	(14,648)
Impairment of subsidiaries under liquidation	-	-	1,225	-
Reversal of impairment loss on associate	-	-	(37,032)	-
Share of (profit)/ loss of associates	(2,120)	13,214	-	-
Interest income	(15,009)	(18,271)	(14,915)	(18,061)
Sundry provisions	36,055	31,251	36,055	31,251
Impairment loss on emission rights purchased	10,100	-	10,100	-
Unrealized foreign exchange losses on interest bearing loans and borrowings	(4,985)	4,944	(4,985)	4,944
Unbilled revenue (note 19)	(32,746)	(21,559)	(32,746)	(21,559)
Retirements of fixed assets and software	21,076	18,350	21,076	18,350
Amortization of loan origination fees	2,195	2,157	2,195	2,157
Interest expense	154,697	139,083	154,697	139,083
Operating profit before working capital changes	**770,106**	**926,254**	**770,804**	**926,736**
(Increase)/decrease in :				
Accounts receivable, trade and other	(157,032)	(52,838)	(157,448)	(52,885)
Other current assets	1,753	(5,850)	1,753	(5,850)
Materials, spare parts and supplies	(37,809)	29,578	(37,809)	29,578
Increase/(decrease) in :				
Trade and other payables	136,582	13,966	136,565	13,950
Other non – current liabilities	42,924	28,538	42,924	28,538
Accrued/ other liabilities excluding interest	28,292	4,135	28,292	4,135
Provisions	27	(5,530)	27	(5,530)
Income tax paid	-	(178,766)	-	(178,689)
Net Cash from Operating Activities	**784,843**	**759,487**	**785,108**	**759,983**
Cash Flows from Investing Activities				
Interest received	15,009	15,835	14,915	15,625
Capital expenditure of fixed assets and software	(728,405)	(746,557)	(728,405)	(746,557)
Proceeds from customers' contributions and subsidies (note 31)	189,277	189,050	189,277	189,050
Dividends received from associates (note 16)	241	-	-	-
Purchases of marketable securities	(8,507)	-	(8,507)	-
Investments in subsidiaries and associates	(6,624)	(386)	(1,731)	(1,700)
Net Cash used in Investing Activities	**(539,009)**	**(542,058)**	**(534,451)**	**(543,582)**
Cash Flows from Financing Activities				
Net change in short term borrowings	(26,300)	(43,150)	(26,300)	(43,150)
Proceeds from interest bearing loans and borrowings (note 27)	650,000	585,000	650,000	585,000
Principal payments of interest bearing bonds and borrowings	(605,088)	(405,265)	(605,088)	(405,265)
Interest paid (note 7 and 35)	(151,114)	(135,081)	(151,114)	(135,081)
Dividends paid (note 26)	(115,971)	(208,828)	(115,971)	(208,828)
Net Cash used in Financing Activities	**(248,473)**	**(207,324)**	**(248,473)**	**(207,324)**
Net increase/(decrease) in cash and cash equivalents	(2,639)	10,105	2,184	9,077
Cash and cash equivalents at beginning of year	38,176	28,071	29,351	20,274
Cash and cash equivalents at the end of the year (note 22)	35,537	38,176	31,535	29,351

The accompanying notes are an integral part of these financial statements.

7

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

NOTES TO THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or "Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme.

PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years.

Effective December 2001, PPC's shares were listed on the Athens and London Exchange.

The accompanying financial statements include the financial statements of PPC and the consolidated financial statements of PPC ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At December 31, 2006 and 2005, the number of staff employed by the Group was approximately 26,208 and 27,250, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations, facilitates the transmission of electricity through approximately 11,600 kilometres of high voltage power lines and distributes electricity to consumers through approximately 210,000 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 170 kilometres of urban underground fibre optics network.

2. LEGAL FRAMEWORK

Until the enactment of Law 2773/1999 (as amended by Law 3175/2003 and Law 3426/2005), referred to as "the Liberalization Law", PPC operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy.

In 1999, the Hellenic Republic enacted the Liberalization Law, which incorporated the provisions of Directive 96/92/EC and at a later date Directive 2003/54/EC of the European Parliament and of the Council of the European Union into Greek legislation and which liberalized the Greek electricity market.

The Liberalization Law provided for, among other provisions, the transformation of PPC into a société anonyme to enable it to adopt commercial objectives (effected on January 1, 2001, by virtue of Presidential Decree 333/2000).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

2. LEGAL FRAMEWORK (continued)

Provisions for the establishment of Hellenic Electricity Transmission System Operator S.A. ("HTSO")

The Liberalization Law provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/2000 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which, among others, specifies the following:

1. HTSO was incorporated to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers, manage the scheduling and dispatch, settle imbalances and maintain the stability and security of the interconnected transmission system.

2. The share capital of the HTSO is set at Euro 293. The Greek State must always own at least 51% of HTSO's share capital.

3. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff are regulated by a contract between PPC and the HTSO. The HTSO compensates PPC for the respective costs.

4. PPC has the exclusive ownership rights of the transmission system and will be compensated by HTSO.

In February 2001, PPC and HTSO entered into an agreement as described under item (3) above. At December 31, 2006 and 2005, 137 and 149 PPC employees had been transferred to the HTSO, respectively (these employees remain on PPC's payroll).

Under the terms of such agreement, PPC is reimbursed for all payroll and other benefits as well as employer's contributions, plus a percentage (currently 6%) reflecting any other type of indirect cost relating to the administrative support services of such employees.

In May 2001, PPC and HTSO entered into another agreement as described under item (4) above, which was approved by the Regulatory Authority of Energy ("RAE") and the Ministry of Development.

As specified in the agreement, in the Liberalisation Law and in the Grid Code, the calculation of the compensation fee incorporates PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system.

During the second half of 2002, the above agreements came into full effect. The related charges from all the above agreements in the periods ended December 31, 2006 and 2005 are presented in note 17.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

2. LEGAL FRAMEWORK (continued)

Provisions of Law 3426/2005 (latest amendment of the Liberalization Law)

(a) Main provisions of Law 3426/2005: The main provisions of Law 3426/2005 (latest amendment of the Liberalization Law) are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception (if granted by the European Commission) of micro-isolated non-interconnected islands, as defined in Directive 54/03 EC (where generation and supply licenses are granted exclusively to PPC) with the exception of generation from renewable energy sources, hybrid plants and auto producers.

- HTSO, through a tender process is permitted to conclude generation capacity contracts in order to secure the availability of sufficient capacity and adequate reserve margins on a long–term basis. Initially the maximum volume of generation capacity contracts, that HTSO is permitted to conclude, is designated for up to a total of 900 MW and relates to capacity commissioned up to December 31, 2010. PPC may participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during that time period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after December 31, 2010.

- A generation authorization of a total capacity of 1,600 MW is granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve", their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.

- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related purposes (such as telecommunications) and subject to obtaining any necessary licenses. For fiber optics no such approvals are required.

- The provisions for unbundling were altered in order to include PPC's activities in Generation, Transmission, Distribution, Supply to Eligible Customers, Supply to non Eligible Customers and Operation to the non – interconnected islands.

- The operational unbundling of PPC's activities in Transmission, Distribution and Operation for the non-interconnected islands.

- PPC, as owner of the distribution network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.

- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the non-interconnected micro isolated islands' consumers.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

2. LEGAL FRAMEWORK (continued)

- As of July 1, 2007, all consumers will be considered eligible customers. PPC will be supplying the non-interconnected micro isolated islands' consumers who are considered non-eligible customers.

(b) Provisions for the Distribution System Operator (DSO): According to Law 3426/2005 (latest amendment of the Liberalization Law), a combined Transmission and Distribution System Operator will be established by July 1, 2007. Until then, PPC will act as distribution system operator through the establishment of appropriate internal structures. This new independent entity will be formed through the expansion of the existing Transmission System Operator (HTSO), which will be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO).

HTDSO will inherit all HTSO's responsibilities and will undertake the responsibilities of the DSO that are provided by the law such as:

- Ensuring the operation, development and maintenance of a technically robust and economically efficient Network.

- Ensuring the reliability, efficiency and security of the Network.

- Ensuring access to the Network of the generation and supply authorization holders as well as of the Eligible customers, in accordance with the terms and conditions stipulated in the Distribution Code.

- Ensuring the supply, installation, maintenance, good performance and replacement of metering equipment.

(c) Provisions for the Non-interconnected Islands Operator: According to Law 3426/2005 (latest amendment of the Liberalization Law), PPC is appointed as the Operator for the non-interconnected islands. The activities of PPC as an operator will be functionally unbundled from the rest of its activities. The Operator will have, among others, the responsibilities for the distribution system operation as well as the ones for scheduling and dispatching of the generation units, according to the provisions of the Code for the Operation of the non-interconnected islands. PPC should keep separate accounts for the activities of generation, distribution and supply for those islands.

(d) Public service obligations: Public Service Obligations, as well as the holders of licenses (granted under the provisions of the Liberalization Law) who shall be liable to provide such public service obligations, are defined by a Decision of the Minister of Development (not issued as yet). The Minister of Development, by a Decision to be issued following a relevant opinion by RAE, within 3 months from the issuance of the Decision mentioned in the previous paragraph, shall define the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them. The amount of the above mentioned compensation for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to such services.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

2. LEGAL FRAMEWORK (continued)

Provisions of Law 3468/2006

In June 2006, Law 3468/2006 concerning "Electricity generation from Renewable Energy Sources (RES) and High Efficiency Co-generation of Heat and Power (HE-CHP)" was enacted. Its main provisions are:

- The incorporation of Directive 2001/77/EC in the national legislation and the adaptation of the national legislation to the relative obligations that result from the Kyoto Protocol that already has been ratified by Law 3017/2002 and the National Allocation Plan for the Distribution of CO_2 gas emissions.

- The simplification and acceleration of the licensing procedure for RES and HE-CHP projects.

- The improvement of the legislative framework for licensing, operation and pricing of electricity from RES and HE-CHP plants (prices will no longer be defined as percentages on PPC's invoices, credit for the capacity in the interconnected system will be abolished, etc.)

3. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

3.1. BASIS OF PREPARATION

(a) Basis of preparation of financial statements: The accompanying financial statements have been prepared under the historical cost convention except for certain assets and liabilities that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.

The financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand, except when otherwise indicated.

(b) Statement of compliance: The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

(c) Approval of financial statements: The Board of Directors approved the accompanying financial statements for the year ended December 31, 2006 on March 27, 2007. These financial statements are subject to approval by PPC's General Assembly of shareholders.

(d) Reclassifications: Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on PPC's prior period results.

(e) Revision of previously reported items: In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of, previously reported, shareholders' equity for the years ended December 31, 2005 and 2004 and net income for 2005, respectively.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.1. BASIS OF PREPARATION (continued)

The cumulative effect of the above revision was recorded against the beginning balance of shareholders' equity of the earliest period presented, net of the related deferred tax effect, as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
Shareholders' equity				
(as previously reported)	**(5,208,781)**	**(4,221,370)**	**(5,261,347)**	**(4,257,726)**
Cumulative effect of revision				
- 2000 backwards	2,684	3,803	2,684	3,803
- 2001	2,024	2,382	2,024	2,382
- 2002	3,092	3,928	3,092	3,928
- 2003	4,138	6,210	4,138	6,210
- 2004	7,973	39,067	7,973	39,067
- 2005	41,540	-	41,540	-
	61,451	55,390	61,451	55,390
Deferred tax (*)	(17,821)	(17,725)	(17,821)	(17,725)
	43,630	**37,665**	**43,630**	**37,665**
Shareholders' equity				
(as revised)	**(5,165,151)**	**(4,183,705)**	**(5,217,717)**	**(4,220,061)**

(*) Accounted for at the rate of 29% and 32% for 2005 and 2004, respectively.

The effect of the above revision on the 2005 net income has as follows:

	Group	**Company**
Net Income, as previously reported	135,716	151,926
Effect of revision, net of deferred tax	(5,965)	(5,965)
Net Income, as revised	**129,751**	**145,961**

The effect of the above revision on the 2005 earnings per share has as follows:

	Group	**Company**
Earnings per share, as previously reported	0.58	0.65
Effect of revision	(0,01)	(0,02)
Earnings per share, as revised	**0.57**	**0.63**

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.2. CHANGES IN ACCOUNTING POLICIES

Within 2006 PPC has adopted certain new standards, interpretations and amendments of standards. These standards and the relative impact on the financial statements was the following:

(i) *IAS 19 (Amendment), Employee Benefits (effective from 1 January 2006)*: This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. The adoption of this amendment did not have any effect on PPC's financial statements as it is not relevant.

(ii) *IAS 21 (Amendment),* The Effects of changes in Foreign Exchange Rates (effective from 1 January 2006): According to this amendment all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognized in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated. The adoption of this amendment did not have any effect on PPC's financial statements as it is not relevant.

(iii) *IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions (effective from 1 January 2006):* The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The adoption of this amendment did not have any effect on PPC's financial statements as it is not relevant.

(iv) *IAS 39 (Amendment), The Fair Value Option (effective for from 1 January 2006)*: This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment did not have any effect on PPC's financial statements as it is not relevant.

(v) *IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006):* This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have any effect on PPC's financial statements as it is not relevant.

(vi) *IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)*: There was no effect to PPC from the implementation of this Standard as its current accounting practices followed are in agreement with the provisions of this Standard.

14

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.2. CHANGES IN ACCOUNTING POLICIES (continue)

(vii) IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006): IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. IFRIC 4 did not impact the accounting policy of the existing business arrangements.

(viii) IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006): IFRIC 5 is not relevant to the Group's operations.

(ix) IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 December 2005): IFRIC 6 is not relevant to the Group's operations.

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

Up to the date of the approval of the financial statements, certain new Standards and Interpretations have been issued that are mandatory for accounting periods beginning on or after January 1, 2007 or later. The PPC management estimate in relation to the effects of the adoption of the new standards and interpretations is as follows:

(i) IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective for financial years beginning on or after 1 January 2007): IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The impact of the above changes is limited to certain disclosures.

(ii) IFRS 8, Operating Segments (effective for financial years beginning on or after 1 January 2009): IFRS 8 replaces IAS 14 *Segment Reporting* and adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. Application of this Standard will not affect PPC's segment information presentation as the segments reported are externally defined, at a lower level than what the PPC would be reporting following the provisions of IFRS 8. This Standard has not yet been adopted by the EU.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE (continued)

(iii) IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for financial years beginning on or after 1 March 2006): IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary. IFRIC 7 is not relevant to PPC.

(iv) IFRIC 8, Scope of IFRS 2 (effective for financial years beginning on or after 1 May 2006): IFRIC 8 clarifies that IFRS 2 *Share-based payment* will apply to any arrangement when equity instruments are granted or liabilities (based on the value of an entity's equity instrument) are incurred by an entity, when the identifiable consideration appears to be less that the fair value of the instruments given. IFRIC 8 is not relevant to PPC.

(v) IFRIC 9, Reassessment of Embedded Derivatives (effective for financial years beginning on or after 1 June 2006): IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. IFRIC 9 is not relevant to PPC.

(vi) IFRIC 10, Interim Financial Reporting and Impairment (effective for financial years beginning on or after 1 November 2006): This Interpretation may impact the financial statements should any impairment losses be recognised in the interim financial statements in relation to available for sale equity investments, unquoted equity instruments carried at cost and goodwill as these may not be reversed in later interim periods or when preparing the annual financial statements. The implication of this IFRIC is not expected to affect PPC significantly. This Interpretation has no yet been adopted by the EU.

(vii) IFRIC 11, IFRS 2-Group and Treasury Share Transactions (effective for financial years beginning on or after 1 March 2007): This Interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by an entity even if the entity chooses or is required to buy those equity instruments from another party, or the shareholders of the entity provide the equity instruments needed. The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. This Interpretation, which is not adopted by the EU yet, is not relevant to PPC.

(viii) IFRIC 12, Service Concession Arrangements (effective for financial years beginning on or after 1 January 2008): The interpretation outlines an approach to account for contractual arrangements arising from entities providing public services. It provides for the operator should not account for the infrastructure as property, plant and equipment, but recognize a financial asset and / or an intangible asset. This Interpretation, which is not adopted by the EU yet, is not relevant to PPC.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.4. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. The principle judgments and estimates referring to events the development of which could significantly affect the items of the financial statements during the forthcoming twelve months period are as follows:

(i) *Fair value and useful lives of property, plant and equipment:* PPC carries its property, plant and equipment at revalued amounts (estimated fair values) as determined by an independent firm of appraisers. Revaluations are performed periodically (every three to five years). The determination of the fair values of property, plant and equipment requires from management to make assumptions, estimates and judgements with respect to the ownership, the value in use and the existence of any economic, functional and physical obsolescence of property, plant and equipment. Furthermore, the management has to make certain estimates with respect to the useful lives of depreciable assets.

(ii) *Provisions for income taxes:* Current income tax liabilities for the current and prior periods are measured at the amounts expected to be paid to the taxation authorities, using the tax rates that have been enacted by the balance sheet date. Provision for income taxes includes taxes reported in the respective income tax returns and potential additional tax assessments that may be imposed by the tax authorities upon settlement of the open tax years on the basis of the findings of prior tax audits. The final settlement of the income taxes might differ from the income taxes that have been accounted for in the financial statements.

(iii) *Provision for environment rehabilitation:* PPC recognizes a provision and a related asset for rehabilitation for land disturbed as a result of past mining activity and in line with the prevailing environmental legislation or the binding Company practices. The provision and asset for environment rehabilitation reflects the present value (based on appropriate discount interest rates) of the obligation for environment rehabilitation as of the balance sheet date and is calculated based on the area of the land disturbed to date and the cost of rehabilitation per metric unit of land.

(iv) *Provision for unbilled revenue:* Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Unbilled revenue is estimated using certain assumption with respect to quantities of electricity consumed, network losses and average electricity sale prices. Actual amounts billed may differ from those provided for.

(v) *Estimation of the recoverable amount of an investment in an associate:* PPC in 2006 assigned a study to an independent valuer of the recoverable amount in one of its investment in an associate. The determination of the recoverable amount of this investment in an associate requires PPC to make an estimate of the expected future cash flows of this investment as well as to choose a suitable discount rate in order to calculate the present value of those cash flows.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.4. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (continued)

(vi) Post retirement benefits: PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions.

3.5. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the accompanying consolidated financial statements, which are consistently applied by the Group, are as follows:

(a) Basis of consolidation: The accompanying consolidated financial statements comprise the financial statements of PPC and its subsidiaries, drawn up to December 31 each year. Subsidiaries (companies in which the Group directly or indirectly through other subsidiaries has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All significant inter-company balances and transactions have been eliminated. Where necessary, the accounting policies of subsidiaries have been revised to ensure consistency with the policies adopted by the Group.

(b) Investments in subsidiaries: In the separate financial statements, investments in subsidiaries are accounted for at cost less any impairment losses.

(c) Investments in associates: The Group's Investments in associates in the consolidated financial statements are accounted for under the equity method of accounting. These are entities in which the Group has significant influence and which are neither a subsidiary nor a joint venture of the Group. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its associates. In the separate financial statements such investments are accounted for at cost less any impairment losses.

(d) Investments in joint ventures: The Group has an interest in a joint venture which is a jointly controlled entity. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. Investments in joint ventures in the separate financial statements are accounted for at cost, less any accumulated impairment losses. In the consolidated financial statements, investments in joint ventures are accounted for under the equity method. The investments in joint ventures are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its joint ventures.

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

(e) ***Foreign currency translation:*** The functional and reporting currency of all the Group entities is the Euro. Transactions involving other currencies are converted into Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

(f) ***Investments and other financial assets:*** Financial assets in the scope of IAS 39 are classified based on their nature and their characteristics in the following four categories:

- financial assets at fair value through profit and loss,

- loans and receivables,

- held-to-maturity investments, and

- available-for-sale financial assets.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. PPC determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

(i) ***Financial assets at fair value through profit and loss:*** Financial assets classified as held for trading are included in the category "Financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

(ii) ***Loans and receivables:*** Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii) ***Available-for-sale financial assets:*** Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity. On disposal, impairment or derecognition of the investment, the cumulative gain or loss is transferred to the income statement. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques.

(All amounts in thousands of Euro. unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

(g) ***Derivative financial instruments and hedging:*** PPC uses derivative financial instruments to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are measured at fair value at the balance sheet date. The fair value of such derivatives is determined by reference to market values for similar instruments and it is confirmed with the respective financial institutions.

The effective part of hedges that qualify for hedge accounting is recognized directly to equity if it is related to cash flow hedges while the ineffective part is charged to the consolidated income statement. If the hedge is related to effective fair value hedges, the gain or loss from remeasuring the derivative hedging instrument at fair value is recognized in profit or loss and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in profit or loss.

Under cash flow hedge accounting, when the hedged firm commitment results in the recognition of non-financial asset or a non-financial liability, then, at the time the asset or liability is recognized the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year.

Certain derivatives, although characterized as effective hedges based on Group policies, do not meet the criteria for hedge accounting in accordance with the provisions of IAS 39 and, therefore, gains or losses are recognized in the statements of income.

(h) ***Offsetting of financial assets and liabilities:*** Financial assets and liabilities are offset and the net amount is presented in the balance sheet only when PPC has a legally enforceable right to set off the recognized amounts and intends to either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

(i) ***Derecognition of financial assets and liabilities***

(i) Financial assets: A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;

- PPC retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

- PPC has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where PPC has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of PPC's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that PPC could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash-settled option or similar provision) on the transferred asset, the extent of PPC's continuing involvement is the amount of the transferred asset that PPC may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of PPC's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities: A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

(j) *Property, plant and equipment:* Effective December 31, 2004, land and buildings (with the exception of mines and lakes) were revalued to their estimated fair values at that date as determined by independent appraisers. All other fixed assets, were revalued in 2005. The prior revaluation was effective December 31, 2002. At that time property, plant and equipment (with the exception of mines and lakes) were stated at revalued amounts at their estimated fair values at December 31, 2000 as determined by independent appraisers, less accumulated depreciation. Independent valuations are to be performed once every three to five years. Any valuation increase is credited to the revaluation surplus; any decrease is first offset against an earlier valuation increase in respect of the same fixed asset and thereafter charged to the income statement.

Upon disposal of revalued property, plant and equipment, the relevant portion of the revaluation surplus realised in respect of previous valuation is released from the revaluation surplus directly to retained earnings.

Subsequent expenditures are capitalized at cost, excluding the costs of day to day servicing and include the cost of replacing part of the plant and equipment when that cost is incurred if the recognition criteria are met. Repairs and maintenance are charged to expenses as incurred.

For all assets retired or sold, their acquisition cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) *Lignite mining activities:* PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalized and amortized (upon commencement of the mines' commercial operation) over the shorter of the life of the mine and 20 years to their residual value. Exploration, evaluation and ongoing development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Group's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for at the present value of the related obligation to restore land back to a beneficial use and is included both in fixed assets (mines) and in provisions.

(l) *CO_2 emission rights:* PPC acquires CO_2 emission rights in order to meet its obligation resulting from the shortage of allocated emission allowances as compared to actual emissions made. Emission rights are accounted under the net liability method, based on which, PPC recognizes a liability for emissions when the emissions are made and are in excess of the allowances allocated. Emission rights purchased are recognized as an intangible asset, at cost less any accumulated impairment losses.

(m) *Depreciation:* Depreciation is calculated on a straight-line basis over the average estimated remaining useful economic life of the assets. The useful lives (in years) applied for the calculation of depreciation have as follows:

Buildings and Civil Works	
Hydro power plants	35-50
Buildings of general use	50
Industrial buildings	35
Machinery and Equipment	
Thermal power plants	40
Mines	20-40
Hydro power plants	40
Autonomous diesel power plants	25
Transmission	
Lines	35
Substations	35
Distribution	
Substations	35
Low and medium voltage distribution network	35
Transportation assets	15
Furniture, fixtures and equipment	5-12

(n) *Borrowing costs:* The Group follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognized as an expense in the period in which they are incurred.

(o) *Interest bearing loans and borrowings:* All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

(p) *Impairment of assets:* The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less cost to sell and its value in use and is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized to the income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the assets' recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit and loss unless the asset is carried at revalued amounts in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(q) *Impairment of financial assets:* The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

   (i) *Assets carried at amortized cost:* If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

   The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(ii) Available-for-sale financial assets: If an available-for-sale asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

(r) *Subsidies for fixed assets and customers' contributions:* PPC obtains subsidies from the Hellenic Republic and from the European Union (through the investment budget of the Hellenic Republic) in order to fund specific projects executed through a specific time period. Subsidies are recorded upon collection and are reflected as deferred income in the accompanying balance sheets. Amortization is accounted for in accordance with the remaining useful life of the related assets, and is included in depreciation and amortization in the accompanying statements of income. In addition, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Due to the lack of detailed accounting guidance under current IFRSs management has elected to account for customers' contributions in the same way as subsidies.

(s) *Software:* Costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortized on a straight-line basis over a period of five years as determined by independent appraisers, beginning from January 1, 2005. Amortization is included in depreciation and amortization in the accompanying statements of income.

(t) *Cash and cash equivalents:* The Group considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

(u) *Marketable securities:* The Group has investments in equity securities that are traded on the Athens Stock Exchange. These investments are classified as available-for-sale and carried in the balance sheet at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted bid prices at the close of business on the balance sheet date. Any unrealized gains or losses are recognized directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss, as the case may be, previously recognized in equity is transferred to the income statement.

(v) *Accounts receivable:* Accounts receivable, are initially recognized at their face value which approximates fair value and are subsequently carried at cost less impairment.

(w) *Provisions and contingencies:* Provisions are recognised when the Group has a present legal, contractual or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(x) *Income taxes (current and deferred):* Current and deferred income taxes are computed based on the separate financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on each entity's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the balance sheet liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised. For transactions recognized directly in equity, any related tax effects are also recognized directly in equity. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, using enacted or substantively enacted tax rates at the balance sheet date.

(y) *Revenue recognition:* Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Revenue from rendering of services is recognized based on the stage of completion of the service rendered and to the extent that the related receivable will be collected. Revenue from interest is recognized within the period incurred and revenue from dividends is recognized when the Group's right on such dividends is approved by the respective bodies of the companies' that declare them.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

(z) ***Inventories - materials and consumables:*** Materials and consumables principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalized to plant, as appropriate, when installed. A provision is established for write down to recoverable amount expected to be realized from their use.

(aa) ***Inventories - lignite:*** Lignite mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Lignite inventories are stated at the lower of production cost and net realizable value, the cost being determined using the weighted average production cost method. Consumption of lignite is separately reflected in operating expenses in the accompanying statements of income.

(ab) ***Inventories - liquid fuel:*** Liquid fuel is generally purchased from, a State controlled oil company, Hellenic Petroleum S.A., under a contract, which expired in December 2006 and was renewed up to March 31, 2007. Payments are made in U.S. Dollars. The contract is not accounted for as a derivative as it is a normal purchase contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. The Group has the right to purchase from other suppliers as well. Liquid fuel is stated at the lower of cost and net realisable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method for the period. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income.

(ac) ***Natural gas:*** Natural gas is purchased from a State owned company, Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. The above contract is not accounted for as a derivative as it is a normal executory contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. Natural gas fuel is expensed as purchased and consumed, as the Group does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income.

(ad) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity costs are expensed as purchased and separately reflected in the accompanying statements of income. Such contracts are not accounted for as derivatives as they are normal executory contracts intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net.

(ae) ***Earnings per share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the periods presented.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.5. PRINCIPAL ACCOUNTING POLICIES (continued)

(af) ***Defined contribution plans:*** Effective January 1, 2000, the PPC Personnel Insurance Organization undertook all insurance obligations towards PPC's employees and pensioners. As a result, PPC recognizes as an expense the contribution payable to this defined contribution plan, in exchange for the service that the employees have rendered to PPC during a year and as a liability to the extent that this has not been paid during the year.

(ag) ***Post retirement benefits***: PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded. Unrecognized actuarial gains or losses that exceed 10% of the projected benefit obligation at the beginning of each period are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year.

(ah) ***Operating leases:*** Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight line basis over the lease term.

(ai) ***Subsequent events:*** Post period-end events that provide additional information about the Group's or the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes.

(aj) ***Share capital:*** Share capital represents the par value of shares fully issued and outstanding. Any proceeds in excess of par value are recorded in share premium.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

4. REVENUES

	Group		Company	
	2006	**2005**	**2006**	**2005**
Energy sales:				
- High voltage	408,187	278,643	408,187	278,643
- Medium voltage	810,115	737,880	810,115	737,880
- Low voltage	3,224,327	2,948,765	3,224,327	2,948,765
	4,442,629	**3,965,288**	**4,442,629**	**3,965,288**
Fees charged to HTSO (note 17)				
- Transmission system fees	243,394	230,393	243,394	230,393
- Administrative fees	12,461	11,357	12,461	11,357
	255,855	241,750	255,855	241,750
Other	88,919	83,822	88,919	83,822
	344,774	**325,572**	**344,774**	**325,572**
Total	**4,787,403**	**4,290,860**	**4,787,403**	**4,290,860**

5. PAYROLL COST

	Group		Company	
	2006	**2005**	**2006**	**2005**
Payroll cost	1,160,398	1,088,515	1,160,398	1,088,515
Employer's social contributions	342,136	325,136	342,136	325,136
Capitalisation of payroll in fixed assets	(142,006)	(143,744)	(142,006)	(143,744)
Payroll cost included in lignite production	(316,055)	(294,464)	(316,055)	(294,464)
Total	**1,044,473**	**975,443**	**1,044,473**	**975,443**
Payroll associated with disposal group	-	-	(3,573)	(3,278)
Total	**1,044,473**	**975,443**	**1,040,900**	**972,165**

6. DEPRECIATION AND AMORTIZATION

	Group		Company	
	2006	**2005**	**2006**	**2005**
Depreciation/ amortization:				
- Fixed assets (note 12)	625,779	607,528	625,779	607,528
- Software (note 13)	7,744	6,624	7,744	6,624
- Deferred subsidy income (note 31)	(56,908)	(50,688)	(56,908)	(50,688)
Included in lignite production	(80,820)	(78,850)	(80,820)	(78,850)
Total	**495,795**	**484,614**	**495,795**	**484,614**
Depreciation associated with disposal group	-	-	(5,321)	(5,262)
Total	**495,795**	**484,614**	**490,474**	**479,352**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

7. FINANCIAL EXPENSES

	Group		Company	
	2006	**2005**	**2006**	**2005**
Interest expense	154,697	139,083	154,697	139,083
Valuation of forwards	2,769	4,307	2,769	4,307
Bank charges	1,257	2,591	1,257	2,591
Amortization of loans' issuance costs	2,195	2,157	2,195	2,157
Commissions on letters of guarantee	5,009	5,374	5,009	5,374
Other	1,391	1,235	1,388	1,233
Total	**167,318**	**154,747**	**167,315**	**154,745**

8. FINANCIAL INCOME

	Group		Company	
	2006	**2005**	**2006**	**2005**
Unrealized gain on interest rate swaps (note 28)	17,763	14,648	17,763	14,648
Interest on outstanding energy receivables	12,383	12,970	12,383	12,970
Interest on bank and time deposits	614	431	614	221
Discount on payment of income tax	-	2,439	-	2,439
Other	3,548	2,431	3,454	2,431
Total	**34,308**	**32,919**	**34,214**	**32,709**

9. OTHER (INCOME) EXPENSE, NET

	Group		Company	
	2006	**2005**	**2006**	**2005**
Transportation and travel expenses	34,435	31,197	34,435	31,197
Taxes and duties	11,682	12,027	11,682	12,027
Devaluation of fixed assets	-	12,767	-	12,767
Loss on retirements of fixed assets	32,573	23,224	32,573	23,222
Penalties to suppliers/ contractors	(4,848)	(8,709)	(4,848)	(8,709)
Subsidies on expenses	(6,588)	(550)	(6,588)	(550)
Other	(12,567)	(5,908)	(13,262)	(6,386)
Total	**54,687**	**64,048**	**53,992**	**63,568**
Other (income)/ expense associated with disposal group	-	-	(513)	(470)
Total	**54,687**	**64,048**	**53,479**	**63,098**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

10. INCOME TAXES (CURRENT AND DEFERRED)

	Group		Company	
	2006	2005	2006	2005
Current income taxes	5,309	39,651	5,309	39,574
Deferred income taxes	14,598	26,100	21,546	23,453
Total income tax expense	**19,907**	**65,751**	**26,855**	**63,027**
Tax relating to disposal group classified as assets "held for sale"	-	-	(88)	(73)
	19,907	**65,751**	**26,767**	**62,954**

The Group companies are all tax resident in Greece and are subject to income taxes at 29% (32% for 2005). The income tax rate will be further reduced to 25% from 2007 onwards.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

PPC has been audited by the tax authorities up to December 31, 2003, while its subsidiaries have not been audited by the tax authorities since their inception (with the exception of PPC Telecommunications S.A. which has been audited up to December 31, 2002). For the unaudited tax periods the Group establishes a provision on the basis of the findings of prior tax audits.

An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	Group		Company	
	2006	2005	2006	2005
Profit before tax	41,991	195,502	75,979	208,763
Profit of disposal group classified as "held for sale" before tax	-	-	303	225
	41,991	195,502	76,282	208,988
Nominal tax rate	29%	32%	29%	32%
Income tax calculated				
at nominal tax rate	**12,177**	**62,561**	**22,122**	**66,876**
Non deductible expenses	6,111	5,609	5,178	5,533
Non taxable income	(445)	(8,602)	(445)	(8,602)
Subsidiary/ associate losses on which no deferred tax was accounted for	2,064	4,316	-	-
Deferred tax write off on associates' losses	-	2,647	-	-
Discount on tax payment	-	(780)	-	(780)
Income tax expense	**19,907**	**65,751**	**26,855**	**63,027**
	47.4%	**33.6%**	**35.2%**	**30.2%**

Deferred taxes are calculated based on the above rates for all temporary tax differences. Also, deferred income tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

10. INCOME TAXES (CURRENT AND DEFERRED) (continued)

The movement of the deferred income tax account is as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
At January 1	**(267,293)**	**108,015**	**(267,293)**	**105,368**
Profit and loss account (charge)	(14,598)	(26,100)	(21,546)	(23,453)
Charge to revaluation reserve	-	(349,208)	-	(349,208)
At December 31	**(281,891)**	**(267,293)**	**(288,839)**	**(267,293)**

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
Deferred income tax asset	198,761	172,520	191,813	172,520
Deferred income tax liability	(480,652)	(439,813)	(480,652)	(439,813)
Total	**(281,891)**	**(267,293)**	**(288,839)**	**(267,293)**

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2006	**2005**	**2006**	**2005**
Deferred tax assets				
- Materials and spare parts	10,510	9,747	10,510	9,747
- Accounts receivable	12,377	11,369	12,377	11,369
- Risks and accruals	31,826	33,721	31,826	33,721
- Post retirement benefits	59,464	57,675	59,464	57,675
- Losses of associates carried forward	17,194	15,414	-	-
- Write off of deferred tax on associates' losses	(17,194)	(15,414)	-	-
- Subsidies and customers' contributions	42,456	21,569	42,456	21,569
- Share of loss in associate	6,948			
- Fixed assets	35,180	34,982	35,180	34,982
- Derivatives	-	3,457	-	3,457
Gross deferred tax asset	**198,761**	**172,520**	**191,813**	**172,520**
Deferred tax liabilities				
- Long-term debt fees and expenses	(1,325)	(1,874)	(1,325)	(1,874)
- Depreciation and revaluation of assets	(474,943)	(435,227)	(474,943)	(435,227)
- Derivatives	(984)	-	(984)	-
- Foreign exchange gains	(3,400)	(2,712)	(3,400)	(2,712)
- Gross deferred tax liability	(480,652)	(439,813)	(480,652)	(439,813)
Deferred tax asset / (liability), net	**(281,891)**	**(267,293)**	**(288,839)**	**(267,293)**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

10. INCOME TAXES (CURRENT AND DEFERRED) (continued)

Deferred income tax charge to the statement of income is attributable to the following items:

	Group		Company	
	2006	**2005**	**2006**	**2005**
- Materials and spare parts	763	1,632	763	1,632
- Accounts receivable	1,008	-	1,008	-
- Risks and accruals	(1,895)	(1,222)	(1,895)	(1,222)
- Post retirement benefits	1,789	1,015	1,789	1,015
- Deferred tax on associates' losses and write off of deferred tax on associates' losses	-	(2,647)	-	-
- Subsidies	20,887	19,027	20,887	19,027
- Fixed assets	198	602	198	602
- Derivatives	(4,440)	(3,171)	(4,440)	(3,171)
- Long-term debt fees and expenses	549	539	549	539
- Share of loss on associate	6,948	-	-	-
- Depreciation	(39,717)	(43,423)	(39,717)	(43,423)
- Foreign exchange gains	(688)	1,548	(688)	1,548
Deferred tax charge	**(14,598)**	**(26,100)**	**(21,546)**	**(23,453)**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

11. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"

On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital.

The rationale underlying this transaction is to allow such disposal group to operate in a more efficient manner, as PPC Renewables S.A. operates exclusively in this sector. The above transaction will be effected on January 1, 2007.

As a result, at December 31, 2006, and due to the fact that the transaction has commercial substance, PPC, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" classified the above disposal group as "held for sale" in the separate financial statements. The major classes of assets and liabilities of this disposal group "held for sale" as at December 31, 2006 are as follows:

	Group		Company	
	2006	2005	2006	2005
Assets				
Property, plant and equipment (note 12)	-	-	56,807	-
Materials and spare parts (note 18)	-	-	489	-
Assets classified as "held for sale"	-	-	57,296	-
Liabilities				
Long-term liabilities (note 27)	-	-	(221)	-
Subsidies (note 31)	-	-	(6,432)	-
Liabilities directly associated with assets classified as "held for sale"	-	-	(6,653)	-
Net assets directly associated with disposal group	-	-	50,643	-

The results of this disposal group for the year are presented below:

	Group		Company	
	2006	2005	2006	2005
Revenue	-	-	9,710	9,235
Expenses	-	-	(9,407)	(9,010)
Income before tax	-	-	303	225
Tax expense related to pre-tax income	-	-	(88)	(73)
Profit for the year from disposal group classified as "held for sale"	-	-	215	152

The net cash flows incurred by the disposal group are as follows:

	Group		Company	
	2006	2005	2006	2005
Operating	-	-	(4,086)	(3,749)
Investing	-	-	(4,200)	(963)

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

11. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE" (continued)

Earnings per share:

	Group		Company	
	2006	2005	2006	2005
Basic and diluted attributed to disposal group classified as "held for sale"	-	-	0.00	0.00

On January 1, 2007, the transfer of the disposal group to its subsidiary PPC Renewables S.A., will be recorded at the fair value of the assets transferred "given up", in accordance with the provisions of IAS 16 "Property, plant and equipment". The value of the assets transferred will be determined by independent appraisers.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. PROPERTY, PLANT AND EQUIPMENT, NET

GROUP

	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
Net book value, December 31, 2004	665,466	250,357	13,177	645,595	999,766	6,284,285	18,179	69,811	749,228	9,695
- Revaluation	-	-	-	-	119,536	1,113,300	36,501	111,875	-	1,381
- Additions	-	20,473	-	-	-	-	-	-	719,433	739
- Depreciation expense	-	(14,125)	(452)	(33,308)	(45,617)	(474,042)	(7,453)	(32,531)	-	(607
- Disposals	(885)	-	-	(53)	(66)	(15,836)	(876)	(2,282)	(3,185)	(23
- Transfers from CIP	2,510	16,203	-	15,397	18,708	415,549	11,238	9,234	(493,398)	(4
- Other movements	62	3	-	261	-	(1,832)	8	255	(5,030)	(6
Net book value, December 31, 2005	667,153	272,911	12,725	627,892	1,092,327	7,321,424	57,597	156,362	967,048	11,175
- Additions	-	10,307	-	-	-	-	-	1	703,020	713
- Depreciation expense	-	(15,716)	(451)	(33,225)	(46,490)	(489,917)	(7,992)	(31,988)	-	(625
- Disposals	(26)	(17)	-	(158)	(209)	(22,385)	(329)	(2,823)	(6,601)	(32
- Transfers	-	-	-	(569)	2,431	(2,329)	-	(8,607)	9,099	
- Transfers from CIP	3,214	14,188	-	23,475	46,498	718,608	4,460	23,833	(841,215)	(6
- Other movements	(10)	(32)	-	1,704	(235)	(5,446)	798	2,430	2,211	
Net book value, December 31, 2006	670,331	281,641	12,274	619,119	1,094,322	7,519,955	54,534	139,208	833,562	11,224
At January 1, 2005										
Gross carrying amount	665,466	405,659	22,604	656,856	1,632,983	12,523,236	154,269	372,169	749,228	17,182
Accumulated depreciation	-	(155,302)	(9,427)	(11,261)	(633,217)	(6,238,951)	(136,090)	(302,358)	-	(7,486
Net carrying amount	665,466	250,357	13,177	645,595	999,766	6,284,285	18,179	69,811	749,228	9,695
At December 31, 2005										
Gross carrying amount	667,153	442,338	22,604	672,461	1,137,944	7,795,466	65,050	188,893	967,048	11,958
Accumulated depreciation	-	(169,427)	(9,879)	(44,569)	(45,617)	(474,042)	(7,453)	(32,531)	-	(783
Net carrying amount, December 31, 2005	667,153	272,911	12,725	627,892	1,092,327	7,321,424	57,597	156,362	967,048	11,175
At December 31, 2006										
Gross carrying amount	670,331	466,779	22,604	696,259	1,184,591	8,462,432	68,622	199,758	833,562	12,604
Accumulated depreciation	-	(185,138)	(10,330)	(77,140)	(90,269)	(942,477)	(14,088)	(60,550)	-	(1,379
Net carrying amount, December 31, 2006	670,331	281,641	12,274	619,119	1,094,322	7,519,955	54,534	139,208	833,562	11,224

35

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

PARENT COMPANY

	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
Net book value, December 31, 2004	665,466	250,357	13,177	645,595	999,766	6,284,285	18,179	69,804	749,228	9,695
- Revaluation	-	-	-	-	119,536	1,113,300	36,501	111,875	-	1,381
- Additions	-	20,473	-	-	-	-	-	-	719,433	739
- Depreciation expense	-	(14,125)	(452)	(33,308)	(45,617)	(474,042)	(7,453)	(32,531)	-	(607,
- Disposals	(885)	-	-	(53)	(66)	(15,836)	(876)	(2,280)	(3,185)	(23,
- Transfers from CIP	2,510	16,203	-	15,397	18,708	415,549	11,238	9,234	(493,398)	(4,
- Other movements	62	3	-	261	-	(1,832)	8	255	(5,030)	(6,
Net book value, December 31, 2005	667,153	272,911	12,725	627,892	1,092,327	7,321,424	57,597	156,357	967,048	11,175
- Additions	-	10,307	-	-	-	-	-	1	703,020	713
- Depreciation expense	-	(15,716)	(451)	(33,225)	(46,490)	(489,917)	(7,992)	(31,988)	-	(625,
- Disposals	-	(17)	-	(158)	(209)	(22,385)	(329)	(2,823)	(6,601)	(32,
- Transfers	(26)	-	-	(569)	2,431	(2,329)	-	(8,607)	9,099	
- Transfers from CIP	3,214	14,188	-	23,475	46,498	718,608	4,460	23,833	(841,215)	(6,
- Transfer to disposal group classified as "held for sale" (note 11)	(1,554)	-	(2)	(1,195)	(7,481)	(35,736)	(23)	(282)	(10,534)	(56,
- Other movements	(10)	(32)	-	1,701	(235)	(5,446)	798	2,435	2,211	1
Net book value, December 31, 2006	668,777	281,641	12,272	617,921	1,086,841	7,484,219	54,511	138,926	823,028	11,168
At January 1, 2005										
Gross carrying amount	665,466	405,659	22,604	656,856	1,632,983	12,523,236	154,269	372,162	749,228	17,182
Accumulated depreciation	-	(155,302)	(9,427)	(11,261)	(633,217)	(6,238,951)	(136,090)	(302,358)	-	(7,486,
Net carrying amount	665,466	250,357	13,177	645,595	999,766	6,284,285	18,179	69,804	749,228	9,695
At December 31, 2005										
Gross carrying amount	667,153	442,338	22,604	672,461	1,137,944	7,795,466	65,050	188,888	967,048	11,958
Accumulated depreciation	-	(169,427)	(9,879)	(44,569)	(45,617)	(474,042)	(7,453)	(32,531)	-	(783,
Net carrying amount, December 31, 2005	667,153	272,911	12,725	627,892	1,092,327	7,321,424	57,597	156,357	967,048	11,175
At December 31, 2006										
Gross carrying amount	668,777	466,779	22,595	686,078	1,172,196	8,417,625	68,587	199,291	823,028	12,524
Accumulated depreciation	-	(185,138)	(10,323)	(68,157)	(85,355)	(933,406)	(14,076)	(60,365)	-	(1,356,
Net carrying amount, December 31, 2006	668,777	281,641	12,272	617,921	1,086,841	7,484,219	54,511	138,926	823,028	11,168

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(a) ***Legal Status of Property:*** PPC is in the process of preparing a detailed listing of its real estate property and developing a real estate assets' register in order to list all the relevant properties in its name at the relevant land registries and to obtain ownership and encumbrance certificates.

(b) ***Insurance Coverage:*** The property, plant and equipment of PPC are located all over Greece and therefore the risk of a major loss is reduced. Currently, PPC does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment. In 2006, the Parent company initiated a process to select insurance companies that will carry out insurance on Directors and Officers' Liability, liabilities that may arise from its property, plant and equipment operations and liabilities against third parties.

(c) ***Statutory Revaluation of Fixed Assets:*** Until December 31, 2000, in accordance with Greek tax legislation, real estate assets (land and buildings) were periodically revalued (every four years). These revaluations relate to machinery (up to 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Ministry of Economy and Finance. Both cost and accumulated depreciation were increased by these indices while the net revaluation surplus is credited to reserves in equity. As such statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and they have been reversed in the accompanying financial statements. As at December 31, 2000, statutory revaluations that had been performed in the past resulted in a total revaluation surplus of Euro 947,342 an amount already used to set up part of PPC's share capital according to relevant Greek Law for revaluations.

From 2004 onwards, Greek tax legislation provides the alternative possibility for companies which prepare their financial statements in conformity with IFRS, to proceed with the revaluation of their land and buildings to their estimated fair values, as determined by independent appraisers. On December 31, 2004, the Parent Company's land and buildings were revalued to their estimated fair values at that date as determined by independent appraisers (see paragraph below).

(d) ***Revaluation of Fixed Assets:*** Within 2004, PPC proceeded with the revaluation of its fixed assets as of December 31, 2004. The revaluation was carried out by an independent firm of appraisers. The above appraisal which excluded lakes, mines and construction in progress, was completed within 2005 in two phases:

    (i) ***Revaluation of land and buildings:*** The appraisal of land and buildings of PPC with an effective date of December 31, 2004, was completed within 2005 and accounted for as of December 31, 2004. The above appraisal of land and buildings resulted initially in a net surplus of Euro 603,741, out of which the amount of Euro 620,806 was directly credited in equity as of December 31, 2004 (Euro 602,299 net of real estate tax plus deferred tax on devaluations), and the amount of Euro 17,065, which was not fully offset against the valuation surplus of previous revaluations, was charged directly to the statement of income for the year ended December 31, 2004. Upon the completion of the procedure of registering, accounting settlement and physical/accounting and reconciliation of its revalued land and buildings with the existing fixed assets register, PPC encountered negative differences related to the surplus which was recorded on December 31, 2004. Therefore, PPC proceeded in 2005 with the reversal of a portion of the above surplus amounting to Euro 24,600 (Euro 17,056 net of deferred tax) as of January 1, 2005.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(ii) Revaluation of remaining classes of fixed assets and software: The appraisal of the remaining fixed assets (machinery and other equipment, technical works, transportation assets, furniture and fixtures) and software of PPC was completed during the fourth quarter of 2005. The comparison between the values as determined by the independent appraisers and the carrying value of the above classes of assets, resulted in a net surplus amounting to Euro 1,391 million, out of which Euro 1,403 million was credited directly to equity (Euro 1,047 million net of deferred tax) and an amount of Euro 12,767, which was not fully offset against the valuation surplus of previous revaluations, was charged to the statement of income for the year ended December 31, 2005 (Euro 9,669 net of deferred tax).

The method and the significant assumptions used by the independent appraiser for the valuation are as follows:

(a)   All properties appraised were considered to be at the ownership of PPC.

(b)   Properties that, during the appraiser's site inspection, were identified as having restraints and properties for which the legal ownership of PPC is being disputed at law have not been included in the assets measured at fair value

(c)   The title deeds, building permits and other similar permits, required by the Greek law, are available by PPC.

(d)   The majority of properties appraised is held for use by the Mines, the Generation, the Transmission and the Distribution divisions of PPC, or for administrative purposes, and are expected to be used as such for their remaining useful lives.

(e)   The Fair Value of land, buildings and equipment was determined by use of the Market Approach (market-based evidence), undertaken by professionally qualified appraisers. The fair value for special purpose buildings, machinery and civil works was determined by use of the cost approach, and more particularly the depreciated replacement cost method where adjustments were made to reflect the physical, functional and economic obsolescence.

(f)   The economic obsolescence was determined by the appraiser by using the income approach, through a Discounted Cash Flow analysis. The economic obsolescence was allocated proportionally to all tangible assets, as required by the International Valuation Standards.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

13. INTANGIBLE ASSETS, NET

At December 31, 2006 and 2005, intangible assets consisted of software and purchases of emission rights.

The movement of software for the year ended December 31, 2006 and 2005 has as follows:

	Group		Company	
	2006	2005	2006	2005
Net book value, beginning of year	15,658	8,281	15,658	8,281
- Additions	6,939	4,559	6,939	4,559
- Depreciation expense	(7,744)	(6,624)	(7,744)	(6,624)
- Revaluation	-	9,610	-	9,610
- Disposals	(51)	(41)	(51)	(41)
- Other movements	148	(127)	148	(127)
Net book value, ending of year	14,950	15,658	14,950	15,658

The net carrying amount of software is further analyzed as follows:

	Group	Company
At December 31, 2004		
Gross carrying amount	29,187	29,187
Accumulated amortization	(20,906)	(20,906)
Net carrying amount	8,281	8,281
At December 31, 2005		
Gross carrying amount	22,282	22,282
Accumulated amortization	(6,624)	(6,624)
Net carrying amount	15,658	15,658
At December 31, 2006		
Gross carrying amount	29,272	29,272
Accumulated amortization	(14,322)	(14,322)
Net carrying amount	14,950	14,950

At December 31, 2006 and 2005, the Parent Company had purchased emission rights of Euro 21,087 and Euro 7,343, net off accumulated impairment losses of Euro 10,100 and Euro NIL, respectively.

14. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	2006	2005	2006	2005
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	838	1,945
PPC Renewables S.A.	-	-	6,335	4,634
PPC Crete S.A.	-	-	982	1,100
Total	-	-	65,574	65,098

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

14. INVESTMENTS IN SUBSIDIARIES (continued)

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest 2006	Ownership Interest 2005	Country of incorporation	Principal Activities
PPC Renewables S.A.	100%	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	100%	Greece	Engineering services, construction and operation of a power plant

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Crete S.A. decided to dissolve their operations and initiate the relevant procedures prescribed by the local corporate legislation on July 1, 2006. Those procedures are yet to be completed.

The Parent Company in the 2006 separate financial statements, recognised an impairment loss with respect to the above two subsidiaries of Euro 1,225.

In 2006, the Parent Company participated in the share capital increase of its subsidiary PPC Renewables S.A. by contributing in cash an amount of Euro 1,701.

15. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP, established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey, and selectively in the Mediterranean area.

The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

At December 31, 2006, PPC's share on the assets, liabilities, income and expenses of SENCAP had as follows:

	2006
Assets	30
Liabilities	(13)
Equity	(17)
Income	-
Expense	(13)

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

16. INVESTMENTS IN ASSOCIATES

	Group		Company	
	2006	**2005**	**2006**	**2005**
Larco S.A.	9,238	-	37,032	-
Investments through PPC Renewables S.A.	3,648	1,923	-	-
WIND-PPC Holding N.V.	-	2,477	-	-
HTSO	144	144	144	144
Total	**13,030**	**4,544**	**37,176**	**144**

The Group's ownership interest in the above associates as at December 31, 2006 was as follows:

Name	Ownership Interest		Country of Incorporation	Principal Activities
	2006	**2005**		
Larco S.A.	28.56%	28.56%	Greece	Metallurgical
Investments through PPC Renewables	49%	49%	Greece	Energy generation from renewable sources
WIND-PPC Holding N.V.	50% less one share	50% less one share	Netherlands	Telecommunication services
HTSO	49%	49%	Greece	Transmission system operator

The Parent Company in prior years had recorded an impairment loss on the investment of one of its associates (Larco S.A.). At December 31, 2005, the carrying amount of this investment was NIL. In 2006 due to the fact that the indications that led to the recognition of the impairment loss had been reversed, the Parent Company appointed an independent valuer to make an assessment of the recoverable amount of its investment in this associate, in accordance with the provisions of IAS 36 "Impairment of assets". As a result, in 2006 the Parent Company reversed part of the impairment loss previously recognized of Euro 37,032.

In July 2006 the Board of Directors of PPC Telecommunications approved the participation to the share capital increase of WIND – PPC HOLDING N.V. for a total amount of Euro 9 million. As a result, the PPC share on the share capital of WIND – PPC HOLDING N.V. was increased by Euro 4,499 an amount that was paid to WIND – PPC HOLDING N.V. by PPC Telecommunications S.A. in 2006.

PPC Renewables S.A. participates in the share capital of five companies that are engaged in the renewables energy sector, with a 49% investment share in each. In 2006, PPC Renewables S.A. participated in various share capital increases of these companies with a total amount of Euro 2,095.

Dividends that PPC Renewables S.A. received in 2006 from its associates amounted to Euro 241.

The following table presents condensed financial information of the PPC share in its associates' assets, liabilities and shareholders' equity:

	December 31, 2006		
	Assets	**Liabilities**	**Equity**
Larco S.A.	72,218	(62,980)	(9,238)
Investments through PPC Renewables S.A.	14,326	(10,678)	(3,648)
WIND PPC Holdings N.V.	83,229	(83,229)	-
	169,773	**(156,887)**	**(12,886)**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

16. INVESTMENTS IN ASSOCIATES (continued)

	December 31, 2005		
	Assets	**Liabilities**	**Equity**
Larco S.A.	54,355	(54,355)	-
Investments through PPC Renewables S.A.	8,982	(7,191)	(1,791)
WIND PPC Holdings N.V.	76,817	(74,340)	(2,477)
	140,154	**(135,886)**	**(4,268)**

PPC's share of its associates' revenue and results for the year ended December 31, 2006 and 2005 has as follows:

	December 31, 2006		December 31, 2005	
	Sales	**Profit/(Loss)**	**Sales**	**Profit/(Loss)**
LARCO S.A.	98,070	9,238	69,721	5,111
Investments through PPC Renewables S.A.	766	(127)	702	-
WIND PPC Holdings N.V.	59,377	(6,978)	61,882	(13,214)
	158,213	**2,133**	**132,305**	**(8,103)**

LARCO S.A. does not prepare its financial statements under International Financial Reporting Standards. Furthermore, its statutory financial statements are audited and approved at a later date than the date that PPC's financial statements are authorised for issuance. As a result, the Group in applying the equity method of accounting for this associate in its December 31, 2006 consolidated financial statements used unaudited pro-forma statutory financial information provided by LARCO S.A. a basis which is not in accordance with the methods prescribed in IAS 28 "Investments in associates".

17. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of December 31, 2006 and December 31, 2005 are as follows:

	December 31, 2006		December 31, 2005	
	Receivable	**(Payable)**	**Receivable**	**(Payable)**
Subsidiaries				
- PPC Telecommunications S.A.	290	-	255	-
- PPC Renewables S.A.	1,387	-	1,158	-
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete S.A.	43	-	36	-
	1,749	**-**	**1,478**	**-**
Associates				
- HTSO (note 33)	126,291	(179,200)	28,606	(48,795)
- Tellas (note 20 and 33)	11,426	(10,096)	10,877	(6,113)
- Larco (energy and ash)	35,465	(220)	34,684	-
	173,182	**(189,516)**	**74,167**	**(54,908)**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

17. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (continued)

PPC's transactions with its subsidiaries and its associates for the year ended December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005	
	Sales	(Purchases)	Sales	(Purchases)
Subsidiaries				
- PPC Telecommunications S.A.	33	-	32	-
- PPC Renewables S.A.	184	-	160	-
- PPC Rhodes S.A.	8	-	8	-
- PPC Crete S.A.	7	-	6	-
	232	-	**206**	-
Associates				
- HTSO				
- Use of the transmission system	243,394	-	230,393	-
- Fees for seconded staff	12,461	-	11,357	-
- Access to and operation of transmission system	-	(285,445)	-	(269,279)
- Energy purchases	-	(403,471)	-	(129,116)
- Other services rendered	23,912	-	24,948	-
- Tellas	3,981	(3,348)	3,702	(2,970)
- Larco (energy and ash)	58,520	(185)	44,005	-
	342,268	**(692,449)**	**314,405**	**(401,365)**

In July 2006 the Parent Company's Board of Directors decided that a guarantee would be issued in favour of Tellas, an associate company, in connection with a bond of Euro 50 million to be concluded by Tellas. The issue of the bond took place on July 31, 2006 and the proceeds were used for the full repayment of existing loans amounting to Euro 30 million, for which the Parent Company had originally provided its guarantee.

In December 2006, PPC's Board of Directors approved Tellas' Business Plan for the period 2006 – 2011.

Transactions and balances with other government owned entities

The following table presents purchases and balances with Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	December 31, 2006		December 31, 2005	
	Purchases	Balance	Purchases	Balance
ELPE, purchases of liquid fuel	622,681	22,874	539,313	28,360
DEPA, purchases of natural gas	524,179	58,872	392,513	42,905
	1,146,860	**81,746**	**931,826**	**71,265**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

17. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (continued)

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation

Fees concerning management members (Board of Directors and General Managers) for the year ended December 31, 2006 and 2005 have as follows:

	December 31,	
	2006	2005
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	201	255
- Non-executive members of the Board of Directors	376	379
- Contributions to defined contribution plans	9	8
	586	642
Compensation of General Managers		
- Regular compensation	1,063	1,291
- Contribution to defined contribution plans	110	126
	1,173	1,417
Total	**1,759**	**2,059**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

18. MATERIALS, SPARE PARTS AND SUPPLIES, NET

	Group		Company	
	2006	2005	2006	2005
Lignite	52,988	46,379	52,988	46,379
Liquid fuel	93,856	90,146	93,856	90,146
Materials and consumables	572,136	551,188	572,136	551,188
Purchased materials in transit	32,757	16,287	32,757	16,287
Transfer to disposal group classified as "held for sale"	-	-	(489)	-
	751,737	704,000	751,248	704,000
Provision for materials' write down to recoverable amount	(149,217)	(146,166)	(149,217)	(146,166)
Total	**602,520**	**557,834**	**602,031**	**557,834**

During the years ended December 31, 2006 and 2005, PPC made an additional provision for materials' write down to recoverable amount expected to be realized from their use of Euro 3,051 and Euro 6,529, respectively.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

19. TRADE RECEIVABLES, NET

	Group		Company	
	2006	2005	2006	2005
High voltage	88,121	67,573	88,121	67,573
Medium and low voltage	521,718	456,769	521,718	456,769
Customers contributions	11,044	10,771	11,044	10,771
	620,883	535,113	620,883	535,113
Unbilled revenue	296,768	264,022	296,768	264,022
	917,651	799,135	917,651	799,135
Allowance for doubtful balances	(126,703)	(104,063)	(126,703)	(104,063)
Total	790,948	695,072	790,948	695,072

High voltage customer balances relate to (a) receivables from sales of energy to 27 large local industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering and (b) exports to foreign customers.

Medium voltage customers are mainly industrial and commercial companies. Billing is made on a monthly basis based on actual meter readings. Low voltage customers are mainly residential and small commercial customers.

The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based mainly on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, residential, etc). Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading or billing through each reporting date are accounted for as unbilled revenue.

Allowance for medium and low voltage customers is made on the basis on non-collection. The Company considers that an impairment loss has been incurred when non-collection exceeds the period of six months and one year, over the normal credit terms, for medium voltage and low voltage customers, respectively. The movement in the allowance for doubtful balances is as follows:

	Group		Company	
	2006	2005	2006	2005
As at January 1	104,063	97,265	104,063	97,265
- Provision charge	23,683	19,381	23,683	19,381
- Reversal of unused provision	-	(12,007)	-	(12,007)
- Utilisation	(1,043)	(576)	(1,043)	(576)
As at December 31	126,703	104,063	126,703	104,063

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

20. OTHER RECEIVABLES, NET

	Group		Company	
	2006	2005	2006	2005
Value Added Tax	33,349	13,185	33,349	13,185
Disputes with tax authorities	40,256	32,207	40,256	32,207
Social security funds, in dispute	18,059	18,059	18,059	18,059
Social security funds, current	4,482	4,482	4,482	4,482
State participation in employees'				
Social security contributions	6,394	6,394	6,394	6,394
Pensioners' advances, in dispute	5,262	5,262	5,262	5,262
Loans to employees	25,969	18,208	25,969	18,208
PPC Personnel Insurance Organization	37,510	37,510	37,510	37,510
Allowance for doubtful				
balances of PPC – PIO	(37,510)	(37,510)	(37,510)	(37,510)
Employees' current accounts	1,391	1,369	1,391	1,369
Receivables from contractors	10,694	6,515	10,694	6,515
Tax withholdings	1,176	4,242	1,176	4,242
Receivables from Tellas (note 17)	11,426	10,877	11,426	10,877
Other	36,952	7,680	38,029	8,344
	195,410	128,480	196,487	129,144
Allowance for doubtful balances	(45,967)	(41,935)	(45,967)	(41,935)
Total	**149,443**	**86,545**	**150,520**	**87,209**

PPC Personnel Insurance Organization (PIO): PPC is in dispute with PIO as to the undertaking of the obligation for supplying energy at a reduced tariff to PIO pensioners. Based on opinions obtained by PPC's management from independent legal advisors, this reduced tariff represents an insurance benefit and accordingly the related obligation lies with PIO. As of December 31, 2006, PPC had a receivable from PIO of Euro 37,510, reflecting the energy supplied to PIO pensioners at a reduced tariff, for the period January 1, 2000 to December 31, 2002. PPC has recorded an equal provision against this amount.

Disputes with Tax Authorities: The amount represents additional income taxes and penalties assessed to and paid by the Parent Company as a result of a preliminary tax audit performed in previous years by the tax authorities for the fiscal years from 1992 through to 1997. The amounts were paid by the Parent Company in order to be able to file a case against the tax courts. These amounts have as follows:

(a) For the fiscal year 1992, the Parent Company paid (in 2006) an amount of Euro 8,048 (income tax of Euro 1,064, additional taxes of Euro 2,724 and penalties of Euro 4,260). For the additional taxes of Euro 2,724, the Parent Company established an additional provision (note 30).

(b) For the fiscal years from 1995 through to 1997, the Parent Company paid an amount of Euro 30,728 (Euro 18,173 paid in 2005 and Euro 12,555 paid in periods prior to December 31, 2004).

(c) For the fiscal years from 1983 through to 1995, the Parent Company paid an amount of Euro 1,480.

Against the above receivables, the Parent Company has established a provision of Euro 42,676 (note 30).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

20. OTHER RECEIVABLES, NET (continued)

Social Security Funds in Dispute: The amount relates to social security contributions (years 1983-1993) for employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC – PIO brought the case again before the courts. The court rejected PPC as a litigant while the case of PPC – PIO, versus IKA is held pending. A respective provision has been established for non-collection of this amount.

State Participation in Employees' Social Security Contributions: The amount represents the claim of PPC from the State for the latter's contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to Pensioners in Dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners. A respective provision has been established for non-collection of this amount.

The movement in the allowance for other receivables is as follows:

	Group		Company	
	2006	2005	2006	2005
As at January 1	41,935	27,303	41,935	27,303
- Provision charge	4,032	14,632	4,032	14,632
- Utilisation	-	-	-	-
As at December 31	45,967	41,935	45,967	41,935

21. AVAILABLE FOR SALE FINANCIAL ASSETS

	Group		Company	
	2006	2005	2006	2005
National Bank of Greece	46,997	34,627	46,997	34,627
Heracles Cement S.A.	8,664	5,335	8,664	5,335
Evetam	241	241	241	241
Total	55,902	40,203	55,902	40,203

PPC's Board of Directors approved PPC's participation in the share capital increase of the National Bank of Greece, exercising its right as an existing shareholder in order to purchase 384,750 new common shares with a nominal value of Euro 22.11 per share, for which PPC paid Euro 8,507 in July 2006.

The change in the fair value of equity securities available for sale totalled Euro 7,192 and Euro 11,764 in the years 2006 and 2005, respectively and was credited to "Marketable securities valuation surplus", in shareholders' equity (note 25).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	2006	2005
Cash in hand	839	699	838	697
Cash at banks	27,892	30,671	23,891	21,848
Bank of Crete (note 33)	6,806	6,806	6,806	6,806
Total	35,537	38,176	31,535	29,351

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 1,067 and Euro 431, in the years 2006 and 2005, respectively, for the Group and to Euro 614 and Euro 221 for the Company in the years 2006 and 2005, respectively and are included in financial income in the accompanying statements of income.

All cash and cash equivalents are denominated in Euro.

23. SHARE CAPITAL

Under Law 2773/1999 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2001 into a société anonyme. Law 2773/1999 also ratified the Articles of Incorporation of PPC, which specify, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.

- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

- PPC's fiscal year ends at December 31, of each year. Exceptionally, its first fiscal year was concluded at the end of the year succeeding the year of PPC's transformation into a société anonyme.

- The life of PPC was set for 100 years.

At December 31, 2006 and 2005, PPC's share capital (fully authorised and issued) amounted to Euro 1,067,200 divided into 232,000,000 common shares of Euro four and sixty cents (Euro 4.60) par value each.

24. LEGAL RESERVE

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their financial statements to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the corporation. For the years ended 2006 and 2005, the Group established a legal reserve of Euro 2,066 and Euro 7,079, respectively. Accordingly at December 31, 2006 and 2005, this reserve totalled Euro 42,464 and Euro 40,398, respectively.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

25. OTHER RESERVES

	Group		Company	
	2006	2005	2006	2005
Tax free (Law 2238/94)	113,187	113,187	113,187	113,187
Specially taxed reserves	95,596	113,036	95,596	113,036
Marketable securities valuation surplus (note 21)	37,234	30,042	37,234	30,042
Total	**246,017**	**256,265**	**246,017**	**256,265**

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. However, if distributed, such reserves are subject to income tax (estimated at approximately Euro 48 million at December 31, 2005, assuming a tax rate of 25%).

On the above reserves, no deferred taxes are accounted for. For the years 2006 and 2005, the Group established tax-free reserves of Euro NIL and Euro 2,439, respectively.

In 2006, the Parent Company distributed an amount of Euro 17,440 of specially taxed reserves, as part of the annual dividend distribution to its shareholders (note 26). No tax was paid on this distribution.

26. DIVIDENDS

Under Greek corporate law, companies are required each year to declare and pay from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. A dividend of an amount less than 35% of after tax profit and after allowing for the legal reserve, but greater than 6% of paid-in share capital can be declared and paid with 70% affirmative vote of all shareholders. However, with the unanimous consent of all shareholders a company may not declare any dividend.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a)   No dividends can be distributed to the shareholders as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b)   No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

On June 6, 2005, the Parent Company's Shareholders General Assembly approved the distribution of dividends of Euro 208,800 (Euro 0.90 per share), for the year 2004.

On May 24, 2006, the Parent Company's Shareholders General Assembly approved the distribution of dividends, for the year 2005, of Euro 116,000 (Euro 0.50 per share). Such distribution was partially realized from the release of specially taxed reserves (note 25) and the remaining from retained earnings.

(All amounts in thousands of Euro. unless otherwise stated - except for share and per share data)

26. DIVIDENDS (continued)

As at December 31, 2006 and 2005, the unpaid balance of dividends was Euro 212 and Euro 183, respectively.

The Parent Company's Board of Directors in its meeting held on March 27, 2006 decided to propose to the Shareholders' General Assembly the distribution of dividends of Euro 37,120 (Euro 0.16 per share).

27. INTEREST BEARING LOANS AND BORROWINGS

	Group		Company	
	2006	2005	2006	2005
Bank loans	1,270,463	1,625,266	1,270,463	1,625,266
Bonds payable	2,458,694	2,063,694	2,458,694	2,063,694
Bills payable	33	303	33	303
Transfer to disposal group classified as "held for sale"	-	-	(221)	-
Total	**3,729,190**	**3,689,263**	**3,728,969**	**3,689,263**
Less current portion:				
- Bank loans	133,198	333,251	133,198	333,251
- Bonds payable	900,000	158,694	900,000	158,694
- Bills payable	5	235	5	235
Less Transfer to disposal group classified as "held for sale"	-	-	(68)	-
Total	**1,033,203**	**492,180**	**1,033,135**	**492,180**
Long-term portion	**2,695,987**	**3,197,083**	**2,695,834**	**3,197,083**

The total interest expense (including amortization of loan fees and expenses) on total debt for the period ended December 31, 2006 and 2005, amounted to Euro 156,892 and Euro 141,240 respectively, and is included in financial expenses in the accompanying statements of income. Interest rates on the above loans are based on Euribor plus margin.

A further analysis of PPC's interest bearing loans and borrowings is as follows:

	2006	2005
Bank loans and bonds		
- Fixed rate	1,809,737	1,746,768
- Floating rate	748,694	745,818
European Investment Bank		
- Fixed rate	512,340	562,790
- Floating rate	588,208	533,706
Project financings		
- Fixed rate	33	618
- Floating rate	69,957	99,563
Total	**3,728,969**	**3,689,263**

Long term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which is that the Company should not cease to be a corporation controlled as to at least 51% by the Greek State.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

27. INTEREST BEARING LOANS AND BORROWINGS (continued)

Borrowings by currency at December 31, 2006 and 2005 has as follows:

	2006	2005
EURO	97.9%	97.1%
USD	0.1%	0.3%
CHF	2.0%	2.6%

During 2006 the Parent Company issued nine bonds totaling Euro 550 million (repayable within the period 2007 – 2011), one loan agreement for a total amount of Euro 100 million, (repayable within the period 2010 – 2021). The Parent Company also concluded one loan agreement for a total amount of Euro 100 million with a fifteen year duration, which has not yet been issued.

In 2006 the Parent Company exercised its right and renewed for one more year the maturity of a bond loan of Euro 100 million with an initial maturity in 2006.

The bondholders of a bond amounting to Euro 59 million concluded in June 1997 did not exercise their right to earlier repayment and as a result the final redemption of the abovementioned bond will take place in June 2012.

The fair value of bonds that are publicly traded at December 31, 2006 and 2005 totaled Euro 1,226 million and Euro 1,272 million, respectively, while, their respective carrying amount as at December 31, 2006 and 2005 totaled Euro 1,200 million and Euro 1,200 million, respectively.

The fair value of long-term loans with floating interest rates approximate their carrying amounts.

Forward Contracts: At December 31, 2006, the Company had two groups of currency forward contracts outstanding. One was concluded for the purchase of an amount of CHF 150 million for value date June 13, 2008, relating to the full repayment of one balloon installment of a CHF syndicated loan concluded in 2003. The other was concluded for the purchase of an initial amount of YEN 4,118 billion, for the full repayment of an amortizable EIB loan covering the period January 2006 - January 2016.

The annual principal payments required to be made subsequent to December 31, 2006 and 2005 (based on the exchange rates as at December 31, 2006 and 2005) are as follows:

	2006	2005
On demand or within one year	1,033,138	492,180
In the second year	379,657	832,314
In the third to fifth years inclusive	1,674,469	1,757,383
After five years	641,705	607,386
Total	**3,728,969**	**3,689,263**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

28. FINANCIAL INSTRUMENTS

	Group		Company	
	2006	**2005**	**2006**	**2005**
Derivative assets	**3,936**	-	**3,936**	-
Derivative liabilities	-	**(13,827)**		**(13,827)**

Derivative financial instruments represent interest rate swaps. At December 31, 2006, PPC had eight interest rate swap agreements outstanding of a total nominal outstanding amount of Euro 815,756, maturing during the period 2007 – 2010. Changes in their fair values of these derivatives are included in financial (expense) income, net, in the accompanying statements of income. The net change in the fair values of swap agreements for the years ended December 31, 2006 and 2005 amounted to Euro 17,763 gain and Euro 14,648 gain, respectively, and is included in financial income (note 8).

29. POST RETIREMENT BENEFITS

PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded.

The details of the actuarial study for the years December 31, 2006 and 2005 have as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
Present value of unfunded obligations	264,734	289,129	264,734	289,129
Unrecognised net loss	(26,879)	(58,431)	(26,879)	(58,431)
Net liability in balance sheet	**237,855**	**230,698**	**237,855**	**230,698**
Components of net service cost				
Service cost	5,065	4,390	5,065	4,390
Interest cost	13,241	12,361	13,241	12,361
Amortization of unrecognised loss	2,139	135	2,139	135
	20,445	**16,886**	**20,445**	**16,886**
Movements during the year in **net liability in balance sheet**				
Net liability at beginning of the year	230,698	226,637	230,698	226,637
Actual benefits utilised	(13,289)	(12,825)	(13,289)	(12,825)
Total expense recognised	20,446	16,886	20,446	16,886
	237,855	**230,698**	**237,855**	**230,698**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

29. POST RETIREMENT BENEFITS (continued)

Change in benefit obligation

DBO, at beginning of year	289,129	253,922	289,129	253,922
Service cost	5,065	4,390	5,065	4,390
Interest cost	13,241	12,361	13,241	12,361
Actuarial loss/ (gain)	(29,413)	31,282	(29,413)	31,282
Benefits utilised	(13,289)	(12,826)	(13,289)	(12,826)
DBO, at the end of the year	**264,733**	**289,129**	**264,733**	**289,129**

Weighted average assumptions

Discount rate	5.1%	4.7%	5.1%	4.7%
Rate of tariff increase per annum:				
- 2006	-	3.5%	-	3.5%
- 2007	3.0%	3.5%	3.0%	3.5%
- 2008	3.0%	3.0%	3.0%	3.0%
- 2009	2.0%	2.0%	2.0%	2.0%
- 2010 to 2011	1.0%	1.0%	1.0%	1.0%
- From 2012 onwards	0.0%	0.0%	0.0%	0.0%
Average future working life	13.36	13.80	13.36	13.80

30. PROVISIONS

	Group		Company	
	2006	**2005**	**2006**	**2005**
Litigation with employees and third parties (note 36(d))	139,511	147,547	139,511	147,547
Disputes with tax authorities (note 20)	42,676	39,952	42,676	39,952
Mines' land restoration	14,000	15,215	14,000	15,215
PPC-PIO fixed assets	7,373	4,020	7,373	4,020
Total	**203,560**	**206,734**	**203,560**	**206,734**

During the years ended December 31, 2006 and 2005, PPC made an additional provision for litigation with employees and third parties of Euro 8,036 (gain) and Euro 670, respectively.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

30. PROVISIONS (continued)

As per law 2773/1999, including among other provisions the establishment of the PPC Personnel Insurance Organization ("PPC-PIO"), PPC by decision of its Board of Directors, shall concede to PPC-PIO certain assets at no consideration. At December 31, 2006 and 2005, a provision of Euro 7,373 and Euro 4,020, respectively has been established, reflecting the carrying amount of the assets to be transferred to PPC-PIO. The provision for the year ended December 31, 2006 and 2005 amounted to Euro 3,444 and Euro NIL, respectively.

The movement of the provisions for disputes with tax authorities and mines' restoration for the Parent Company and the Group has as follows:

	Disputes with tax authorities	Mines' restoration
Balance December 31, 2004	46,550	18,949
- Effect of application of IFRIC 1	-	(4,419)
- Change in outflow included in assets	-	692
- Provision charge	2,965	-
- Utilization of provision	(5,530)	-
- Reversal of unused amounts	(4,033)	(947)
- Finance cost	-	940
Balance December 31, 2005	39,952	15,215
- Change in outflow included in assets	-	(1,333)
- Provision charge	2,724	-
- Utilization of provision	-	-
- Reversal of unused amounts	-	(991)
- Finance cost	-	1,109
Balance December 31, 2006	42,676	14,000

31. DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES

Deferred customers' contributions and subsidies of the Group as at December 31, 2006 and 2005 have as follows:

GROUP

	Subsidies	Customer Contributions	Total
Net book value, December 31, 2004	384,620	1,036,525	1,421,145
- Subsidies and contributions received	14,239	174,811	189,050
- Amortization of subsidies and contributions	(13,538)	(37,150)	(50,688)
Net book value, December 31, 2005	385,321	1,174,186	1,559,507
- Subsidies and contributions received	8,471	180,806	189,277
- Amortization of subsidies and contributions	(14,086)	(42,822)	(56,908)
Net book value, December 31, 2006	379,706	1,312,170	1,691,876

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

31. DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES (continued)

Deferred customers' contributions and subsidies of the Parent Company as at December 31, 2006 and 2005 have as follows:

	Subsidies	Customer Contributions	Total
Net book value, December 31, 2004	**384,620**	**1,036,525**	**1,421,145**
- Subsidies and contributions received	14,239	174,811	189,050
- Amortization of subsidies and contributions	(13,538)	(37,150)	(50,688)
Net book value, December 31, 2005	**385,321**	**1,174,186**	**1,559,507**
- Subsidies and contributions received	8,471	180,806	189,277
- Amortization of subsidies and contributions	(14,086)	(42,822)	(56,908)
- Transfer to disposal group classified as "held for sale" (note 11)	(6,432)	-	(6,432)
Net book value, December 31, 2006	**373,274**	**1,312,170**	**1,685,444**

32. OTHER NON – CURRENT LIABILITIES

	Group		Company	
	2006	2005	2006	2005
TAP – HEAP reserve	24,393	24,393	24,393	24,393
Customers' deposits	433,847	390,924	433,847	390,924
Other	16	16	16	16
Total	**458,256**	**415,333**	**458,256**	**415,333**

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO, which was established in late 1999.

Customers' Deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as coverage against unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts, which are payable on demand, is not expected to be realised within a short period of time the amounts are classified as non-current liabilities.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

33. TRADE AND OTHER PAYABLES

	Group		Company	
	2006	**2005**	**2006**	**2005**
Trade:				
Suppliers and contractors	237,935	222,367	237,935	222,367
Other	6,131	5,717	6,131	5,717
	244,066	**228,084**	**244,066**	**228,084**
Sundry Creditors:				
Municipalities' duties	256,455	247,732	256,455	247,732
Greek TV	68,946	55,190	68,946	55,190
Pensioners	316	735	316	735
Bank of Crete (note 22)	12,053	12,053	12,053	12,053
Building sale proceeds	13,294	13,294	13,294	13,294
HTSO (note 17)	52,909	20,189	52,909	20,189
Tellas (note 17)	10,096	6,113	10,096	6,113
Benefits on employee overtime	11,538	10,164	11,538	10,164
Other	143,343	77,696	143,292	77,662
	568,950	**443,166**	**568,899**	**443,132**
Other:				
Social security funds, PIO	71,741	68,176	71,741	68,176
PIO, non-social security related amounts	5,965	5,441	5,965	5,441
Social security funds, other	13,715	13,260	13,715	13,260
Lignite levy	759	12,373	759	12,373
Taxes withheld	34,650	32,764	34,650	32,764
	126,830	**132,014**	**126,830**	**132,014**
Total	**939,846**	**803,264**	**939,795**	**803,230**

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers and certain high voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2006 and 2005 totaled Euro 24,871 and Euro 23,333, respectively, and are included in other revenues in the accompanying statements of income. Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 with the bank were blocked, while PPC ceased payments on its loans from the bank then outstanding of Euro 12,053. The case, following a relevant ruling of the Supreme Court, was brought to the Court of Appeals and a decision was issued partially in PPC's favor. However, against this decision a cancelling appeal was filed to the Supreme Court, which is set for discussion in October 2007.

Lignite Levy: Based on Law 2446/1996, effective 1997, PPC is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

33. TRADE AND OTHER PAYABLES (continued)

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the centre of Athens during December 1999. Although the net book value of the land and building at the date of sale of Euro 97 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the PPC Personnel Insurance Organization.

34. SHORT-TERM BORROWINGS

	Group		Company	
	2006	**2005**	**2006**	**2005**
Overdraft facilities				
- Credit lines available	330,000	295,000	330,000	295,000
- Unused portion	(212,400)	(151,100)	(212,400)	(151,100)
- Used portion	**117,600**	**143,900**	**117,600**	**143,900**

At December 31, 2006, PPC had drawn from its bank overdraft facilities an amount of Euro 117,600 bearing interest at EURIBOR plus a margin.

35. ACCRUED AND OTHER CURRENT LIABILITIES

	Group		Company	
	2006	**2005**	**2006**	**2005**
Accrued interest on interest bearing loans and borrowings	49,110	45,527	49,110	45,527
Natural gas and liquid fuel purchases	59,562	44,352	59,562	44,352
Energy purchases	6,393	3,057	6,393	3,057
Mining related services	1,083	5,426	1,083	5,426
Klitos minefield, additional expropriation costs	2,010	2,010	2,010	2,010
Accrual for voluntary leave	6,300	-	6,300	-
Accrued personnel compensation	65,663	61,452	65,663	61,452
Purchase of Emission Allowances	353	2,324	353	2,324
Other	8,898	3,348	8,898	3,348
Total	**199,372**	**167,496**	**199,372**	**167,496**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES

(a) Agreement with WIND: One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which further, exclusively, participates in Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is not expected to exceed Euro 90 million up to 2011, of which an amount of approximately Euro 55 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(b) Acquisition Program:

(i) Acquisition of power plant in Bulgaria: In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The deadline was further extended twice for February 9, 2007 and April 10, 2007. The negotiations are currently under way.

(ii) Acquisition attempt in Montenegro: In March 2006, PPC's Board of Directors approved the common participation of PPC and Contour Global, in the tender process for the privatization of one power plant and one mine, in Pljevlja in Montenegro, under the condition that the participation of PPC in the final phase of the tender will prove to be favourable after the completion of special audits. After the completion of these audits the Board of Directors on May 22, 2006 decided that PPC will not participate in the tender. As a result no binding offer was submitted.

(iii) Common participation with ENEL SpA in Kossovo's tender: In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, thus creating a consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kossovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed by late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kossovo's Ministry of Energy and Mines announced that the consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES (continued)

(iv) Participation in FYROM's tender: SENCAP has entered the preliminary phase of a tender, by FYROM's Ministry of Finance for TEC Negotino Power Station and was preselected to the next phase. Skopian authorities wish to privatize the existing power station with an installed capacity of 319MW as well as the construction of a new station with a minimum installed capacity of 300MW in the Negotino area.

(c) Ownership of Property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State as no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if this land is no longer necessary to PPC S.A. for the fulfilment of its purposes.

(d) Litigation and Claims: The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at December 31, 2006 amounts to approximately, Euro 400.3 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 246.0 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 38.4 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 115.9 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at December 31, 2006 totalled approximately Euro 139.5 million (note 30).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES (continued)

(e) Litigation with PPC Personnel Insurance Organization (PIO): Until December 31, 2006, the PPC Personnel Insurance Organization ("PPC PIO") had filed five actions in law before courts against PPC, for a total amount of Euro 83,742, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 3,000, c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) receive other compensation for an amount of Euro 55. Cases under (a) and (b) have already been discussed before first instance courts. On case under (a) PPC PIO obtained a favorable judgment by the first instance court. PPC filed an appeal which as well as all other cases will be discussed before the competent courts in various dates within 2007. For the above amounts PPC established provisions, which at December 31, 2006 totalled Euro 40,687.

(f) Environmental Obligations: Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Following the issuance of a number of Common Ministerial Decisions only a few environmental permits for certain HEP (HEP Plastiras, Kastraki, Kremasta, Stratos I & II and the national transmission network are still pending

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. At December 31, 2006, the accumulated amount of the Messochora Power Plant project amounted to Euro 267 million.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   • Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

60

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES (continued)

- Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

- Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

- Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil will be possible by January 1, 2007.

PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), which have also been adopted by the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

(g) Voluntary retirement plan: PPC's Board of Directors, through a decision made in 2006, approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the period ended December 31, 2006, 139 employees filed application for voluntary retirement and the total amount recognized in the statement of income amounted to Euro 12,494. Out of this amount, Euro 6,300 will be paid in 2007 (note 35).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

36. COMMITMENTS AND CONTINGENCIES (continued)

(h) CO₂ Emissions: The issuance of a common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan, PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 correspond to the year 2005, 53,297 kt CO_2 to the year 2006 and 53,610 kt to the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants.

The allocation of emission allowances will be considered final, both for years 2005 and 2006, after the Greek competent authority settles PPC's request for additional emission allowances to "Unknown New Entrance Units". There is no emission allowances allocated to these units in NAP 2005 – 2007, since these units operated urgently to cover summer peak demands. However that additional allocation corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants.

The annual CO_2 emissions reports verification for 2005 for PPC's bound plants has been completed successfully in March 2006 by accredited third party verifiers. These reports with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works, within the deadline given by the legislation. The verified CO_2 emissions for all PPC's bound plants for 2005 amounted to 52,588 kt CO_2.

Consequently, there is a shortage of emission allowances for 2005 amounting to 364 kt CO_2 that aggravates PPC's economic results for the year 2005 with the corresponding purchase of emission allowances. Verification of the annual CO_2 emission reports for 2006 is in progress. The total CO_2 emissions from PPC's bound plants for 2006 that are under verification amounts to 50,483 kt CO_2. CO_2 emissions for year 2006 will be considered final by the end of the verification procedure. Nevertheless, for 2006 it is estimated that PPC will exhibit a surplus of emission allowances, thus economic results for 2006 will not be aggravated with emission allowances purchase expenses.

(i) Business Plan: In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The main activities of the Group are influenced by a variety of financial risks such as risks resulting mainly from changes in interest rates. The overall financial risk management program is focused on unpredictability of financial markets and seeks to minimize potential adverse effects in the Group's financial position as a whole.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The Group identifies, evaluates and if necessary, hedges financial risks relating to the Group's operating activities. The Group does not undertake any transactions of a speculative nature. The Group's main financial instruments consist mainly, apart from derivatives, of cash and cash equivalents, trade receivables and trade payables and available for sale investments. As further discussed in notes 27 and 28, the Group enters into derivative financial instruments, such as interest rate swaps, in order to manage the interest rate risks stemming from its activities and the manner of financing. Management periodically controls and revises the relative policies and procedures in connection with financial risk management, which are summarized below:

(i) Credit risk: The Group has no significant concentrations of credit risk with any single counter party. The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Group monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions. The Group has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to enter into collateral arrangements.

(ii) Fair value: The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 27. The fair values of derivative instruments are based on marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Group by the financial institutions through which the Group has entered into these contracts.

(iii) Liquidity risk: The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and follows up its cash flows and appropriately acts for available cash deposits and credit lines with the banks. The unutilized approved credit lines available to the Group are sufficient to cover any financing need.

(iv) Interest rate risk and foreign currency risk: With respect to its long-term debt, the management of the Group closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Group enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

(v) Market risk: The Group has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(vi) Availability of lignite reserves: Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(vii) Concentration of natural gas supply: Taking into account the new legal framework for the liberalization of the natural gas market in Greece, the Group will examine the possibility to renegotiate the existing contract with DEPA, as well as other opportunities for natural gas sourcing.

38. OPERATING LEASE ARRANGEMENTS

	Group		Company	
	2006	**2005**	**2006**	**2005**
Minimum lease payments under operating leases recognised as expense	**35,277**	**38,593**	**35,277**	**38,593**

At the balance sheet date, the Group's outstanding commitments for future minimum lease payments under non-cancellable operating leases are approximately the current year's lease expenses, which are expected to be stable during the next years.

Operating lease payments represent mainly rentals payable by the Group for certain of its office properties, machinery, vehicles and furniture and equipment, as well as lease payments for power from third parties. Lease fees for properties are generally fixed for an average term of twelve years. Lease fees for machinery and vehicles are generally fixed for an average of 1 and 3 year, respectively.

39. SUBSEQUENT EVENTS

(i) Approval of Business Plan of subsidiary: In January 16, 2007, the Parent Company's Board of Directors approved the Business Plan submitted by its subsidiary PPC Renewable Energies S.A. The above mentioned Business Plan stipulates the development, in business partnerships with other generators, of projects with a capacity up to 900 MW by Renewable Energy Sources, by the year 2012, of a total invested amount of Euro 740 million. In addition to the above within the period 2007 – 2009 there will be a payment of Euro 130 million by PPC, in order to cover for an equal increase to PPC Renewable Energies' share capital. For the year 2007, the share capital's increase will amount to Euro 50 million.

(ii) Cooperation with EDF Energies Nouvelles S.A.: In January 2007, as part of the previously mentioned Decision, the Parent Company's Board of Directors approved a partnership between PPC Renewable Sources S.A. and EDF Energies Nouvelles S.A. for the construction of wind farms with a capacity up to 121.8 MW and a cost of Euro 171.8 million. In the new company, PPC Renewable Sources S.A. will hold 49% of its share capital and EDF Energies Nouvelles S.A. 51%.

(iii) Issuance of a series of bonds: After the issuance of a first series of bonds of Euro 50 million in December 2006 with a five years duration, in January 2007 (out of a total amount of Euro 400 million), the Parent Company issued a series of bonds for an amount of Euro 150 million and in March 2007 issued another series of bonds for an amount of Euro 200 million, both, with five years duration (all Euribor plus margin bullet repayment).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

40. SEGMENT INFORMATION

The primary segment reporting is determined to be business segments as the Group's risks and rate of returns are affected predominantly by differences in the products and services produced. Secondary information in not reported as there is no significant geographical differentiation of reported assets, liabilities, income and expenses. The Group reports segment information for its mining, electricity generation, electricity transmission and electricity distribution activities (core businesses). These segments are organized and managed separately each one being a business unit that offers different products and serves different markets.

The basic principle underlying the presentation of assets, liabilities, expenses and revenues that are not directly assigned to a specific segment is to allocate them based on certain allocation criteria that are consistently applied.

Segments apply the same accounting policies as the Group. Inter-segment revenues are calculated based on each segment's actual and allocated costs plus a margin, based on each segment's capital employed. Mining inter-segment revenues reflect lignite supplied to the Generation segment. Generation inter-segment revenues reflect energy supplied to the Distribution segment. Distribution inter-segment revenues reflect energy supplied to the Generation and Transmission segments.

(All amounts in thousands of Euro)

40. SEGMENT INFORMATION (continued)

	Mining 2006	Mining 2005	Generation 2006	Generation 2005	Transmission 2006	Transmission 2005	Distribution 2006	Distribution 2005	Eliminations 2006	Eliminations 2005	Total 2006	Total 2005
REVENUES												
External sales												
Sales of electricity												
- Domestic	-	-	-	33,957	-	-	4,397,156	3,931,330	-	-	4,397,156	3,931,330
- Exports	-	-	45,473	23,514	-	-	-	-	-	-	45,473	33,957
Other sales	7,987	3,034	11,197	2,836,978	263,555	247,583	62,036	51,441	-	-	344,774	325,573
Inter-segment sales	792,921	772,014	3,450,609		-	-	123,362	106,161	(4,366,892)	(3,715,153)	-	-
	800,908	775,048	3,507,279	2,894,449	263,555	247,583	4,582,554	4,088,932	(4,366,892)	(3,715,153)	4,787,403	4,290,860
Segment result	64,084	51,603	272,306	118,564	81,041	69,895	(210,242)	129,463	-	-	207,189	369,525
Unallocated items											(165,198)	(174,023)
Net income, before taxes											41,991	195,502
Income taxes											(19,907)	(65,751)
Net income											22,084	129,751
SEGMENT ASSETS												
Segment assets	1,197,330	1,401,049	5,665,769	5,356,395	1,621,825	1,446,408	4,338,747	4,347,669	-	-	12,823,671	12,551,521
Unallocated assets											114,418	111,128
											12,938,089	12,662,649
SEGMENT LIABILITIES												
Segment liabilities	144,060	201,352	576,670	569,843	325,959	186,563	2,519,127	2,377,832	-	-	3,565,816	3,335,590
Unallocated liabilities											4,338,842	4,161,909
											7,904,658	7,497,499
Capital expenditure	105,077	99,081	249,984	310,056	102,366	78,392	259,260	251,685	-	-	716,687	739,214
Depreciation and amortization	88,199	84,112	271,275	263,317	80,337	82,806	193,712	183,917	-	-	628,095	614,152
Inter-segment costs	52,048	51,764	862,412	824,073	-	-	3,450,609	2,836,977	(3,452,432)	(2,839,316)	-	-
Other non-cash expenses (income)	11,329	(6,980)	10,899	(5,127)	2,168	(1,783)	11,656	39,820	-	-	36,052	25,930

(All amounts in thousands of Euro)

PUBLIC POWER CORPORATION S.A.

CONDENSED FINANCIAL DATA AND INFORMATION FOR THE YEAR

January 1 2006 -December 31 2006

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with I.F.R.S.)

The following infromation is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site, where all the periodically financial statements are published, according to IFRS as well as the auditor's report whenever is requested.

COMPANY'S DETAILS

Company's address:	Chalkokondyli 30 - 104 32 Athens
Reg No:	47829/06/B/00/2
Appropriate Authority:	Ministry of Development
Date of approval by the Board of Directors:	March, 27 2007
Certified auditor accountant:	Dimitrios Constantinou, Vassilios Kaminaris
Audit company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Type of auditors' report:	Opinion with exception
Web site address:	www.dei.gr

Board of Directors:

Athanasopoulos Panagiotis	Chairman & Chief Executive Officer
Chatziargyriou Nikolaos	Vice Chairman
Giannidis Ioannis	Member
David Haralambos	Member

67

(All amounts in thousands of Euro)

Cortessis Michail	Member
Mageirou Evangelos	Member
Marinidis Georgios	Member
Mergos George	Member
Michalos Constantine	Member
Panagopoulos Ioannis	Member
Tsarouchas Ioannis	Member

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.12.2006	**31.12.2005**	**31.12.2006**	**31.12.2005**
ASSETS				
Total non current assets	11.269.230	11.210.479	11.302.152	11.271.172
Materials, spare parts and supplies, net	602.520	557.834	602.031	557.834
Trade receivables	940.391	781.617	941.468	782.281
Other current assets	125.948	112.719	179.242	103.894
TOTAL ASSETS	**12.938.089**	**12.662.649**	**13.024.893**	**12.715.181**
EQUITY AND LIABILITIES				
Non current liabilities	5.569.425	5.876.648	5.569.788	5.876.648
Short term borrowings	1.150.803	636.080	1.150.735	636.080
Other curent liabilities	1.139.430	984.770	1.146.032	984.736
Total liabilities (a)	7.859.658	7.497.498	7.866.555	7.497.464
Total Shareholders' Equity (b)	5.078.431	5.165.151	5.158.338	5.217.717
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.078.431	5.165.151	5.158.338	5.217.717
TOTAL LIABILITIES (a)+(d)	**12.938.089**	**12.662.649**	**13.024.893**	**12.715.181**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

(All amounts in thousands of Euro)

	THE GROUP		THE COMPANY	
	01.01-31.12.2006	01.01-31.12.2005	01.01-31.12.2006	01.01-31.12.2005
Sales	4.787.403	4.290.860	4.787.403	4.290.860
Gross operating results	785.514	882.969	785.514	870.845
Profit before tax, financing and investing activities and depreciation and amortisation	739.701	900.728	733.547	895.720
Profit before tax, financing and investing activities	163.086	337.264	162.253	337.518
Profit before tax	41.991	195.502	75.979	208.763
Income tax expense	(19.907)	(65.751)	(26.767)	(62.954)
Profit after tax from continuing activities (a)	22.084	129.751	49.212	145.809
Profit after tax from discontinuing activities (b)	0	0	215	152
Profit after tax (continuing and discontinuing activities) (a)+(b)	**22.084**	**129.751**	**49.427**	**145.961**
Distributed to:				
Company's Shareholders	22.084	129.751	49.427	145.961
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,10	0,56	0,21	0,63

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Balance at the beginning of the year (01.01.2006 and 01.01.2005, respectively)	5.165.151	4.183.705	5.217.717	4.220.061
Profit after tax	22.084	129.751	49.427	145.961

(All amounts in thousands of Euro)

	THE GROUP		THE COMPANY	
	01.01-31.12.2006	01.01-31.12.2005	01.01-31.12.2006	01.01-31.12.2005
Increase / (Decrease) of Share Capital	0	0	0	0
Dividends distributed	(116.000)	(208.800)	(116.000)	(208.800)
Net gains and losses recognised directly in the equity	7.196	1.060.495	7.194	1.060.495
Purchase / (Sale) of own shares	0	0	0	0
Equity at the end of the period (31.12.2006 and 31.12.2005, respectively)	**5.078.431**	**5.165.151**	**5.158.338**	**5.217.717**

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.12.2006	01.01-31.12.2005	01.01-31.12.2006	01.01-31.12.2005
Cash Flows from Operating Activities				
Profit before tax from continuing operations	41.991	195.502	75.979	208.763
Profit before tax from disposal group	0	0	303	225
Adjustments :				
Depreciation and amortisation	633.523	614.152	633.523	614.152
Amortisation of customers' contributions and subsidies	(56.908)	(50.688)	(56.908)	(50.688)
Fair value (gain)/ loss of derivative instruments	(17.763)	(14.648)	(17.763)	(14.648)
Devaluation of fixed assets	0	12.767	0	12.767
Impairment of subsidiaries under liquidation	0	0	1.225	0
Reversal of impairment loss on associate	0	0	(37.032)	0
Share of loss of associates	(2.120)	13.214	0	0
Interest income	(15.009)	(18.271)	(14.915)	(18.061)
Sundry provisions	36.055	31.251	36.055	31.251
Impairment loss on emission rights purchased	10.100	0	10.100	0
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	(4.985)	4.944	(4.985)	4.944
Unbilled revenue	(32.746)	(21.559)	(32.746)	(21.559)

70

(All amounts in thousands of Euro)

Amortisation of loan origination fees	2.195	2.157	2.195	2.157
Interest expense	154.697	139.083	154.697	139.083
Operating profit before working capital changes	749.030	907.904	749.728	908.386
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(37.809)	29.578	(37.809)	29.578
Increase / (Decrease) of receivables	(155.279)	(58.688)	(155.695)	(58.735)
Increase / (Decrease) of liabilities (excluding banks)	207.825	41.109	207.808	41.093
Minus:				
Income tax paid	0	(178.766)	0	(178.689)
Net Cash from Operating Activities (a)	763.767	741.137	764.032	741.633
Cash Flows from Investing Activities				
Investements	(6.624)	(386)	(1.731)	(1.700)
Capital expenditure for fixed assets and software	(728.405)	(746.557)	(728.405)	(746.557)
Disposal of fixed assets and software	21.076	18.350	21.076	18.350
Interest received	15.009	15.835	14.915	15.625
Dividends received from associates	241	0	0	0
Purchases of marketable securities	(8.507)	0	(8.507)	0
Proceeds from customers' contributions and subsidies	189.277	189.050	189.277	189.050
Net Cash used in Investing Activities (b)	(517.933)	(523.708)	(513.375)	(525.232)
Cash Flows from Financing Activities				
Net change in short-term borrowings	(26.300)	(43.150)	(26.300)	(43.150)
Proceeds from interest bearing loans and borrowings	650.000	585.000	650.000	585.000
Principal payments of interest bearing bonds and borrowings	(605.088)	(405.265)	(605.088)	(405.265)
Interest paid	(151.114)	(135.081)	(151.114)	(135.081)
Dividends paid	(115.971)	(208.828)	(115.971)	(208.828)
Net Cash used in Financing Activities (c)	(248.473)	(207.324)	(248.473)	(207.324)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**(2.639)**	**10.105**	**2.184**	**9.077**
Cash and cash equivalents at beginning of year	**38.176**	**28.071**	**29.351**	**20.274**
Cash and cash equivalents at the end of the year	**35.537**	**38.176**	**31.535**	**29.351**

(All amounts in thousands of Euro)

Additional data and information for the Parent Company:
(Amounts in thousands of Euro)

1. The Parent Company has been audited by the tax authorities up to December 31, 2003.

2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2005.

In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported, shareholders' equity for the years ended December 31, 20 and 2004 and pre tax and after tax profit for 2005. The effect of the above revision on the Parent Company's financial statements is follows:

	2005	2004
Decrease in shareholders' equity after deferred taxes	(43,630)	(37,665)
Profit before tax decrease	(6,062)	-
Profit after tax decrease	(5,965)	-

3. In December 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants a to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's sha capital.

4. In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two o of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stall the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria w its Decision No 3074-P of July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, aff which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Ager rescheduled, in time, the above mentioned deadline for December 11, 2006. The deadline was further extended twice for February 9, 20 and April 10, 2007. The negotiations are currently under way.

72

5. In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for t enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversi Programme under the name "HERCULES".

6. PPC's Board of Directors, by its Decision 2/10.01.2006, approved lump sum payments of up to 20 monthly wages to employees who wou retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the period ended December 3 2006, 139 employees filed application for voluntary retirement and the total amount recognized in the statement of income amounted Euro 12,494. Out of this amount, Euro 6,300 will be paid in 2007.

7. In 2006, the Parent Company together with Contour Global LLP established a 50% jointly controlled entity named SENCAP S.A. whose obje is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, South East Europe, Italy, Turkey and selectively in the Mediterranean area.

8. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financ position.

9. Adequate provisions have been established for all litigation.

10. Total payrolls of the Parent Company number 26.345 employees and 27.394 employees as of 12.31.06 and 12.31.05 respectively, out which 137 employees and 149 employees, respectively work exclusively for the Hellenic Transmission System Operator and for which t Parent Company is compensated.

11. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the twelve month period ended Decemb 31, 2006 amount to Euro 342,500 and Euro 692,449, respectively. As at December 31, 2006 the receivables and the payables of the Pare Company due to the related companies amount to Euro 174,931 and Euro 189,516, respectively. Fees concerning management membe amounted to Euro 1,759 for the twelve month period ended December 31, 2006. There are no receivables or payables to officers a members of the Board, other than payrolls or compensations for participation on the Board, respectively.

12. Capital expenditure of the Parent Company for the period, amounted to approximately Euro 713.3 million.

13. The issuance of the common Ministerial Decision 36028/1604 (Official Gazette 1216/B/01.09.2006) finalized the Greek National Allocati Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 correspond to the year 2005, 53,297 kt CO_2 the year 2006 and 53,610 kt CO_2 to the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions twenty-nine (29) PPC's bound plants. The allocation of emission allowances will be considered final, both for years 2005 and 2006, after t Greek competent authority settles PPC's request for additional emission allowances to "Unknown New Entrance Units". There is no emissi allowances allocated to these units in NAP 2005 – 2007, since these units operated urgently to cover summer peak demands. However th additional allocation corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants. T total CO_2 emissions from PPC's bound plants for 2006 that are under verification amount to 50,483 kt CO_2. CO_2 emissions for the year 20 will be considered final by the end of the verification procedure. Nevertheless, for 2006 it is estimated that PPC will exhibit a surplus emission allowances, thus economic results for 2006 will not be aggravated with emission allowances purchase expenses.

14. The Parent Company in prior years had recorded an impairment loss on the investment of one of its associates (Larco S.A.). At December 31, 2005, the carrying amount of this investment was NIL. In 2006 due to the fact that the indications that led to the recognition of the impairment loss had been reversed, the Parent Company appointed an independent valuer to make an assessment of the recoverable amount of its investment in this associate, in accordance with the provisions of IAS 36 "Impairment of assets". As a result, in 2006 the Parent Company reversed part of the impairment loss previously recognized of Euro 37,032.

15. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.

16. According to Greek Law 3481/A/162/02.08.2006, article 13, paragraphs 3 and 4, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project's vehicular communications.

17. In September 2006, the Parent Company's Board of Directors has approved PPC's participation in a tender for the lease of research and exploitation of mineral rights in a public extractive area, which is located in Vevi, in the Florina prefecture. The Parent Company has submitted its offer and the evaluation process is continued.

18. In the context of PPC's right to replace old units with a capacity up to 1600 MW, its Board of Directors has decided for the Parent Company to take all necessary actions towards RAE and the Ministry of Development, in order to define the additional terms and prerequisites for the Combined Circle Unit with a capacity of 400 MW, using natural gas as a fuel, which will be implemented in Megalopolis Power Plant and which will be finished by the end of 2011.

Additional data and information for the Group:
(Amounts in thousands of Euro)

19. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method

(All amounts in thousands of Euro)

	% participation	Country of incorporation	Unaudited tax years
PPC S.A.	Parent Company	Greece	2004-2006
PPC Renewable Sources S.A.	100%	Greece	1999-2006
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	Greece	1999-2006
PPC Telecommunications S.A.	100%	Greece	2003-2006
PPC Kriti S.A.	100%	Greece	2004-2006

The Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. have decided to dissolve the aforementioned companies and initiate the appropriate procedures on July 1st, 2006. The liquidation procedures are yet to be completed. PPC Telecommunications S.A. has been audited up to December 31, 2002

Equity method

	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.	28.56%	Greece	2002 - 2006
WIND PPC HOLDING N.V.	50% minus one share	Holland	-
SENCAP S.A.	50%	Greece	-
PPC RENEWABLES – TERNA S.A.	49%	Greece	2003 -2006
PPC RENEWABLES – MEK ENERGEIAKI S.A.	49%	Greece	2002 -2006
PPC RENEWABLES – DIEKAT ENERGEIA MYHE GITANH ANONYMOS ETAIREIA PARAGOGIS HLEKTRIKHS ENERGEIAS	49%	Greece	2000 -2006

(All amounts in thousands of Euro)

PPC RENEWABLES ROKAS A.B.E.E	49%	Greece	2003 - 2006
PPC RENEWABLES ELLINIKI TEXNODOMIKI TEB ENERGEIAKH S.A.	49%	Greece	2005 - 2006

20. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2005.

In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of, previously reported, shareholders' equity for the years ended December 31, 2005 and 2004 and before and after tax profit for 2005. The effect of the above revision on the Group's financial statements is as follows:

	2005	**2004**
Decrease in shareholders' equity after deferred taxes	(43,630)	(37,665)
Profit before tax decrease	(6,062)	-
Profit after tax decrease	(5,965)	-

21. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.

22. Adequate provisions have been established for all litigation.

23. Total payrolls of the Group number 26,345 employees and 27,395 as of 31.12.2006 and 31.12.2005, out of which 137 employees and 1 employees, respectively work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated.

24. Sales and purchases of the Group, for the twelve month period ended December 31, 2006, as well as receivables and payables, that arose from the transactions of the Group to its related companies according to IAS 24, amount to Euro 342,268, Euro 692,449, Euro 173,182 and Euro 189,51 respectively. Fees concerning management members amounted to Euro 1,759 for the twelve month period ended December 31, 2006. There are receivables or payables to officers and members of the Board.

25. Capital expenditure of the Group for the period amounted to approximately Euro 713.3 million.

26. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.

76

27. The Parent Company in prior years had recorded an impairment loss on the investment of one of its associates (Larco S.A.). At December 31, 200 the carrying amount of this investment was NIL. In 2006 the Group evaluated its investment using the equity method. This resulted to reverse p of its impairment loss, previously recognized, amounting to Euro 9.238. LARCO S.A. does not prepare its financial statements under Internation Financial Reporting Standards. Furthermore, its statutory financial statements are audited and approved at a later date than the date that PPI financial statements are authorised for issuance. As a result, it was impossible to use the equity method as prescribed in IAS 28 "Investments associates".



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



APR 0 4 2007

BY COURIER

No/Date :

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims
exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as
amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- The Consolidated and Separate Financial Statements December 31, 2006 of Public
  Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the
Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that
the furnishing of such document shall not constitute an admission for any purpose that PPC
is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30
210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy
of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- The Consolidated and Separate Financial Statements December 31, 2006 of Public
  Power Corporation S.A.

END